Exhibit 99.1

Seadrill Limited (SDRL) - Second quarter 2017 results

August 24, 2017- Seadrill Limited (“Seadrill” or “the Company”), a world leader in offshore drilling, announces its second quarter results for the period ended June 30, 2017.

Highlights

•	Revenue of $577 million

•	Operating loss of $100 million

•	EBITDA[1] of $264 million

•	97% economic utilization[2]

•	Reported net loss of $158 million and diluted net loss per share of $0.28

•	Underlying net loss[3], excluding non-recurring items and non-cash mark to market movements on derivatives, was $15 million and net loss per share was $0.00

•	Cash and cash equivalents of $1.3 billion

•	Seadrill Limited order backlog of approximately $3.1 billion

	Seadrill Limited
Figures in USD million, unless otherwise indicated	Q2 2017 As Reported	Q2 2016 As Restated	% change	Q2 2017 Underlying	Q2 2016 Underlying As Restated	% change
Total Operating Revenue	577	868	(34)%	577	868	(34)%
EBITDA [1]	264	557	(53)%	264	557	(53)%
Margin (%)	46%	64%		46%	64%
Operating (loss)/income	(100)	364	(127)%	66	364	(82)%
Net Interest bearing debt	7,978	9,114	(12)%	7,978	9,114	(12)%

Commenting today, Anton Dibowitz, CEO and President of Seadrill Management Ltd., said: “Our primary objective at the moment is concluding final negotiations on our comprehensive restructuring plan, which is at an advanced stage and likely to be implemented via Chapter 11 proceedings on or before 12th September 2017.

Our business execution remains unaffected by these efforts as demonstrated by continued delivery of excellent safety and fleet uptime.

Although the market continues to be challenging, continued operational execution and strong customer relationships has enabled us to re-contract a number of units during the quarter. With a young versatile fleet and upon completion of our restructuring, we will be well placed to capitalize when the market recovers.”

[1]	EBITDA is defined as ‘Earnings Before Interest, Tax, Depreciation and Amortization’ and has been calculated by taking operating income plus depreciation and amortization but excluding gains or losses on disposals and impairment charges against long-lived assets. Contingent consideration realized relates to Seadrill’s ongoing residual interest in the West Vela and West Polaris customer contracts, and has been included within EBITDA. Additionally, in any given period the Company may have significant, unusual or non-recurring gains or losses which it may exclude from its non-GAAP earnings for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to non-GAAP measures. Refer to the Appendix for the reconciliation of operating income to EBITDA, as operating income is the most directly comparable US GAAP measure.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.
[3]	Underlying is defined as reported results, adjusted for certain non-recurring items and other exclusions as discussed in the Appendix. These numbers are reconciled to the US GAAP reported results for corresponding periods in the Appendix.

Sequential Financial Results

	Seadrill Limited
	Q2 2017 As Reported	Q1 2017 As Reported	% change	Q2 2017 Underlying	Q1 2017 Underlying	% change
Revenue	577	569	1%	577	569	1%
EBITDA	264	291	(9)%	264	291	(9)%
Margin (%)	46%	51%		46%	51%
Operating (loss)/income [1]	(100)	83	(220)%	66	83	(20)%
Net Interest bearing debt	7,978	8,177	(2)%	7,978	8,177	(2)%

Revenues of $577 million for the second quarter (Q1 2017: $569 million) were up 1% due to the following one-off items:

•	An $18 million revenue increase due to a negotiated early release of the West Freedom; and

•	A $21 million revenue increase on the West Gemini reflecting the reversal of a revenue recognition provision.

Excluding these one-off revenue items, revenues would have been down 6% for the quarter, reflecting:

•	The West Tucana and Sevan Louisiana becoming idle during the quarter;

•	The West Elara operating at a lower dayrate; and,

•	The West Hercules termination fees recognized in the first quarter not repeating during the current period.

These reductions to revenue were partially offset by a full quarter of operations for the West Phoenix, the West Saturn operating for two months during the second quarter and increased demobilization revenues.

EBITDA was $27 million lower in the second quarter due to higher operating costs related to upfront costs for stacking units, certain supplier rebates, and higher G&A related to restructuring costs. Excluding the one-off revenue items referred to above, EBITDA would have been $67 million lower in the second quarter.

Net operating loss for the quarter was $100 million (Q1 2017: income of $83 million) after recognizing a $166 million loss on disposal of the West Triton, West Resolute and West Mischief during the quarter.

Net financial and other items resulted in an expense of $65 million in the quarter (Q1 2017: expense of $31 million). The increase in expense was due to lower results from associated companies related to our share of Seadrill Partners net income and foreign exchange losses in the quarter.

Income taxes for the second quarter were a benefit of $7 million, (Q1 2017: benefit of $5 million) reflecting an estimate of the annual effective tax rate for the full year being applied to the result for this reporting period.

Net loss for the quarter was $158 million resulting in basic and diluted loss per share of $0.28.

Balance sheet

As at June 30, 2017, total assets were $20.7 billion (Q1 2017: $21.3 billion).

Total current assets were $2.5 billion (Q1 2017: $2.6 billion). The main movements were a decrease in related party receivables related to the settlement of outstanding balances with SDLP and a decrease in other current assets due to principal repayments made by Sapura Kencana on deferred consideration owed. These were partially offset by an increase in marketable securities due to our investment in Archer moving from an investment in associates to marketable securities following Archer’s recent equity raise.

Total non-current assets were $18.2 billion (Q1 2017: $18.7 billion). The main change was in drilling units which decreased due to quarterly depreciation and the sale of the West Triton and West Resolute. The West Mischief was transferred to non-current assets held for sale with its sale to Shelf Drilling expected to complete in the third quarter.

Total current liabilities were $5.0 billion (Q1 2017: $4.7 billion). The increase was due to a rise in the debt due within one year as the $1,450 million and $360 million facilities have become current.

Total non-current liabilities were $5.8 billion (Q1 2017: $6.5 billion). The main movement was the reclassification of long term debt to debt due within one year.

Over the course of the quarter total net interest bearing debt (including related party debt and net of cash and cash equivalents) was reduced to $8.0 billion (Q1 2017: $8.2 billion), reflecting normal quarterly installments.

Total equity was $9.9 billion as at June 30, 2017 (Q1 2017: $10.1 billion), primarily reflecting the net loss for the quarter.

Cash flow

As at June 30, 2017, cash and cash equivalents were $1.3 billion (Q1 2017: $1.5 billion).

Net cash provided by operating activities for the three month period ended June 30, 2017 was $64 million (Q1 2017: $155 million) reflecting reduced income for the quarter. Net cash provided by investing activities was $85 million (Q1 2017: $181 million) reflecting lower proceeds from the settlement of the West Mira (Q1 2017: $170 million), compared to the sale of the West Triton and West Resolute (Q2 2017: $74 million). Net cash used in financing activities was $266 million (Q1 2017: $244 million) reflecting scheduled debt repayments during the period.

Costs

Vessel and rig operating expenses increased by $15 million during the second quarter reflecting upfront stacking costs and certain supplier rebates. General and administrative expenses increased from $61 million for the first quarter to $88 million for the second quarter primarily due to restructuring costs. We continue to expect G&A, excluding restructuring costs, to be in the range of $220 million for full year 2017.

Newbuilding Program

In July 2017, Sevan Drilling and Cosco reached agreement to defer the Sevan Developer delivery period until June 30, 2020. As part of this agreement, Cosco agreed to refund $25.3 million plus interest to Sevan Drilling, which was received in July 2017 and Sevan Drilling continues to have the right to market the rig for work.

The West Dorado and West Draco, currently under construction at Samsung, are not yet completed and we are in discussions with Samsung.

We remain in constructive discussions with our shipyards as part of our restructuring.

Operations

During the second quarter economic utilization was 97% (Q1 2017: 98%). The West Tucana, West Saturn and Sevan Louisiana completed their contracts, while the West Phoenix returned to work. The West Triton and West Resolute were sold during the quarter.

The second quarter status and performance of the Group’s delivered rig fleet is as follows:

As at June 30, 2017	SDRL	SDLP	Seamex	Seadrill Group
Operating floaters	8	5	n/a	13
Operating floaters economic utilization	97%	96%	n/a	97%
Idle floaters	11	3	n/a	14

Operating jack-ups	11	n/a	5	16
Operating jack-up economic utilization	97%	n/a	100%	99%
Idle jack-ups	6	n/a	—	6

Operating tender rigs	n/a	3	n/a	3
Operating tender rigs economic utilization	n/a	98%	n/a	98%
Idle tender rigs	n/a	—	n/a	—

Total operating rigs	19	8	5	32
Total operating rigs economic utilization	97%	96%	100%	97%
Total idle rigs	17	3	—	20

Total rigs	36	11	5	52

Commercial Developments

During the second quarter:

•	The West Freedom was awarded a one well contract with Ecopetrol in Columbia. Commencement is expected in the third quarter of 2017. Contract backlog is expected to be approximately $5 million.

•	In April, NADL, our majority owned subsidiary, announced the contract awards and extension for the jack-ups West Elara and West Linus with ConocoPhillips, for work in the Greater Ekofisk Area. The contracts are for a period of 10 years and the total additional backlog for the new contract awards is estimated at $1.4 billion, excluding performance bonuses. The contracts include market indexed dayrates and the estimated backlog is subject to change based on market conditions.

•	In April, Statoil exercised an option to extend the contract for the West Elara with one additional well at a rate of $135,000 per day. The contract is now expected to extend until September 2017.

•	In May, Seadrill announced an agreement with Shelf Drilling to sell the West Triton, West Resolute and West Mischief for a total consideration of $225 million subject to customary closing conditions. The West Triton and West Resolute were delivered to Shelf Drilling in May 2017. The West Mischief is due for delivery to Shelf Drilling during the third quarter of 2017 after completion of its current drilling contract with NDC in Abu Dhabi.

•	The West Cressida was awarded a 90 day contract with PCPPOC in Malaysia. Commencement occurred in June 2017. Contract backlog is expected to be approximately $5 million.

•	The West Telesto was awarded a two well contract by Petronas in Malaysia which commenced in July 2017. The contract provides Petronas with options for a further three additional wells. The backlog for the firm contract period is expected to be approximately $5 million.

•	NADL, our majority owned subsidiary, was awarded a one well contract with Siccar Point Energy for Seadrill’s semi-submersible West Hercules for work in the United Kingdom, West of Shetland. The contract is expected to commence on 1st April 2018. The minimum backlog for the contract is estimated at $7 million.

•	Seadrill executed an agreement with Cardon IV to release the West Freedom from its contract, effective June 30, 2017. The contractual amendments had no overall material financial impact on the Company relative to the previous contractual terms. This amendment allows the West Freedom to commence preparations early for its forthcoming contract with Ecopetrol in Colombia.

Additionally, during the third quarter to date we have concluded the following commercial agreements:

•	The West Saturn secured a firm contract for one well and one drill stem test with Statoil in Brazil. The contract also includes a number of option wells in blocks where Statoil has license and operatorship. The contract is expected to commence in the first quarter of 2018. The backlog for the firm portion of the contract is expected to be approximately $26 million. The West Saturn will be upgraded with a Managed Pressure Drilling (“MPD”) system which is expected to be utilized as part of the upcoming work scope.

•	The West Neptune secured an extension consisting of three wells with two completions options with LLOG in the US Gulf of Mexico. The contract is expected to commence on December 15, 2017, in direct continuation of the existing contract with LLOG. The backlog for the firm portion of the contract, estimated at 198 days, is expected to be approximately $31 million.

•	The semi-submersible West Phoenix was awarded a one well contract with Wintershall for work on the Norwegian Continental Shelf. The contract commencement is expected in the fourth quarter of 2017. The minimum backlog for the contract is estimated at $6 million.

Seadrill’s order backlog as at August 24 is $3.1 billion, comprised of $1.2 billion for the floater fleet and $1.9 billion for the Jack-up fleet. The average contract duration is 10 months for floaters and 30 months for Jack-ups.

For the Seadrill Group1, the total order backlog is $6.5 billion.

[1]	Seadrill Group is defined as all companies currently consolidated into Seadrill Limited plus Seadrill Partners LLC and SeaMex Limited.

Market Development

Market conditions remain challenging. Oil companies continue to focus on cash conservation and in the majority of cases their offshore capex for full-year 2017 is now forecast to be less than initial guidance. This alongside the supply overhang, both in the floater and jack-up markets, means that every tender is fiercely competitive. Oil companies continue to benefit from this by securing high-specification units at rates that are cash break even or lower.

Signs of a potential recovery are slowly becoming more evident. With an increase in tendering activity, fixtures, and scrapping over the last quarter we are seeing some positive data points that suggest the market is headed in the right direction.

The industry continues to achieve efficiencies that allow deepwater exploration and production to be economic in today’s oil price environment. We remain confident in the long term fundamentals of the industry and believe that the years of under-investment offshore will assist in the recovery.

Restructuring Update

In July 2017, the Company reached an agreement with its bank group to extend the date by which a comprehensive restructuring plan must be agreed until September 12, 2017. The Company also extended the maturities of its US$400 million credit facility and the US$450 million credit facility provided to Seadrill Eminence Ltd to September 14, 2017.

The Company is in advanced discussions with certain third party and related party investors, an ad hoc group of its bondholders and its secured lenders on the terms of a comprehensive recapitalization, which remains subject to further negotiation, final due diligence, final documentation and requisite approvals. As previously disclosed, we continue to believe that implementation of a comprehensive restructuring plan will likely involve chapter 11 proceedings, and we are preparing accordingly. We have now completed actions to insulate Archer, Seadrill Partners and Seamex from a default caused by a chapter 11 filing by Seadrill. The extension provides additional time to finalize negotiations and prepare for the necessary potential implementation filings.

It is likely that the comprehensive restructuring plan will involve the raising of approximately $1 billion of new capital, an approximately five year extension of our bank facilities and a deferral of amortizations and will require a substantial impairment or conversion of our bonds, as well as impairment and losses for other stakeholders, including shipyards. As a result, the Company currently expects that shareholders are likely to receive minimal or no recovery for their existing shares.

The Company’s business operations remain unaffected by these restructuring efforts and the Company expects to continue to meet its ongoing customer and business counterparty obligations.

Seadrill Partners

In August 2017, the Company, as part of its restructuring plans, completed amendments to three secured credit facilities that relate to rigs purchased by Seadrill Partners from the Company that insulated Seadrill Partners from events of default related to the Company’s likely use of in-court processes, including chapter 11 proceedings, to implement its restructuring plan.

The amendments to the three facilities remove Seadrill Partners and its consolidated entities as a borrower or guarantor and separate the facilities such that each resulting Seadrill Limited facility is secured only by Seadrill Limited’s assets without recourse to Seadrill Partners or its assets. This transaction is part of the Company’s comprehensive restructuring plan that is intended to preserve the value of its equity stakes in Seadrill Partners and its consolidated entities.

Archer

In April the Company, as part of its restructuring plans, signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by Seadrill in exchange for a cash payment of approximately $25 million. In June the Company signed and closed an agreement with Archer and its lenders to extinguish the remaining $25 million of financial guarantees in exchange for a cash payment representing 10% of the outstanding guaranteed amount.

As part of Archer’s restructuring plans, the Company has also agreed to convert $146 million in subordinated loans provided to Archer into a $45 million subordinated convertible loan. The subordinated convertible loan will bear interest of 5.5%, matures in December 2021 and has a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share (subject to appropriate adjustment mechanics), which is approximately 75% above the subscription price in Archer’s private placement on February 28, 2017.

Guidance

Third Quarter 2017

With a number of our units coming off contract and the impact of lower day rates, EBITDA will be lower for the third quarter, at around $175 million. This is based on third quarter expected operating loss of $20 million.

The following units will have a full quarter of idle time or are expected to become idle during the third quarter of 2017:

•	West Tucana

•	Sevan Louisiana

The following units will have lower dayrates and recognized revenues compared to the second quarter of 2017:

•	West Freedom

•	West Gemini

These reductions are expected to be partially offset by the West Cressida operating for a full quarter and the West Telesto commencing operations.

Operationally, performance in the third quarter of 2017 is strong with 99% utilization quarter to date.

Forward-Looking Statements

This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as at the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally and our ability to negotiate and complete a comprehensive restructuring, either on a consensual basis or otherwise. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

August 24, 2017

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Anton Dibowitz:	Chief Executive Officer and President

Mark Morris:	Chief Financial Officer

John Roche:	Vice President Investor Relations

Media contacts:

Iain Cracknell

Director of Communications

Seadrill Management Ltd.

+44 (0) 2088 114700

Bell Pottinger +44 (0) 2037 722500

Appendix - Reconciliation of certain underlying financial measures with the reported results

Reconciliation of Operating Income to EBITDA

EBITDA is defined as ‘Earnings Before Interest, Tax, Depreciation and Amortization’ and has been calculated by taking operating income plus depreciation and amortization but excluding gains or losses on disposals and impairment charges against long-lived assets. Contingent consideration realized relates to Seadrill’s ongoing residual interest in the West Vela and West Polaris customer contracts, and has been included within EBITDA.

Additionally, in any given period the Company may have significant, unusual or non-recurring gains or losses which it may exclude from its non-GAAP earnings for that period. Seadrill believes that EBITDA assists its investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

This non-GAAP financial measure should not be considered as an alternative to operating income or any other indicator of Seadrill performance calculated in accordance with US GAAP. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to non-GAAP measures. Below is the reconciliation of operating income to EBITDA, as operating income is the most directly comparable US GAAP measure.

(In $ million)	Q3 2017 Guidance	Q2 2017	Q1 2017	Q2 2016
Operating (loss)/income	(20)	(100)	83	364
Depreciation and amortization	195	198	208	193
Loss on disposal	—	166	—	—

EBITDA	175	264	291	557

Calculation of Underlying Basic and Diluted Per Share Data

(In $ million)	Q2 2017
Net Loss	(158)
Add back:
Loss on disposal	166
Non-cash mark to market movements on derivatives	(23)

Net Loss excluding non-recurring items and non-cash mark to market movement on derivatives	(15)

Attributable to NCI	(16)
Attributable to parent	1
Underlying basic and diluted weighted average shares in issue (million)	504
Underlying basic and diluted EPS excluding non-recurring items and non-cash mark to market movement on derivatives ($ per share)	0.00

Calculation of Net Interest Bearing Debt

(In $ million)	Q2 2017	Q1 2017	Q2 2016
Interest bearing debt
Current portion of long-term debt	3,725	3,364	2,347
Long-term debt	5,284	5,948	7,717
Long-term debt due to related parties	314	327	337

Total interest bearing debt	9,323	9,639	10,401

Cash and cash equivalents	1,345	1,462	1,287

Net interest bearing debt	7,978	8,177	9,114

Reconciliation of Reported to Underlying Figures

(In $ million)	Q2 2017 As reported	Exclusions	Q2 2017 Underlying
Total operating revenue	577	—	577
EBITDA	264	—	264
Margin (%)	46%		46%
Operating (loss)/income	(100)	166	66
Net interest bearing debt	7,978	—	7,978

The Q2 2017 underlying operating income excludes loss on disposals of $166 million.

(In $ million)	Q2 2016 As Reported	Exclusions	Q2 2016 Underlying
Total operating revenue	868	—	868
EBITDA	557	—	557
Margin (%)	64%		64%
Operating income	364	—	364
Net interest bearing debt	9,114	—	9,114

There were no exclusions for Q2 2016.

(In $ million)	Q1 2017 As reported	Exclusions	Q1 2017 Underlying
Total operating revenue	569	—	569
EBITDA	291	—	291
Margin (%)	51%		51%
Operating income	83	—	83
Net interest bearing debt	8,177	—	8,177

There were no exclusions for Q1 2017.

Seadrill Limited

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three and six months ended June 30, 2017 and 2016

(In $ millions)		Three Months Ended June 30,		Six Months Ended June 30,
		2017	2016	2017	2016
			Restated		Restated
Operating revenues
Contract revenues		530	809	1,040	1,617
Reimbursable revenues		5	16	18	34
Other revenues	*	42	43	88	108

Total operating revenues		577	868	1,146	1,759

Loss on disposals		(166)	—	(166)	—
Contingent consideration realized	*	6	5	11	10

Operating expenses
Vessel and rig operating expenses	*	226	248	437	538
Reimbursable expenses		5	14	16	32
Depreciation and amortization		198	193	406	393
General and administrative expenses	*	88	54	149	114

Total operating expenses		517	509	1,008	1,077

Operating (loss)/income		(100)	364	(17)	692

Financial items and other income and expense
Interest income	*	16	16	36	36
Interest expense	*	(96)	(105)	(195)	(207)
Loss on impairment of investments		—	—	—	(13)
Share in results from associated companies (net of tax)		33	61	91	108
(Loss)/Gain on derivative financial instruments	*	(1)	(72)	7	(117)
Gain on debt extinguishment		19	47	19	47
(Loss)/Gain on foreign exchange		(24)	10	(29)	(5)
Other financial items and other income and expense, net	*	(12)	2	(25)	15

Total financial items and other income and expense, net		(65)	(41)	(96)	(136)

(Loss)/Income before income taxes		(165)	323	(113)	556
Income tax benefit/(expense)		7	(56)	12	(140)

Net (loss)/income		(158)	267	(101)	416

Net (loss)/income attributable to the non-controlling interest		(15)	15	(23)	31
Net (loss)/income attributable to the parent		(143)	252	(78)	385

Basic (loss)/income per share (US dollar)		(0.28)	0.50	(0.16)	0.77
Diluted (loss)/income per share (US dollar)		(0.28)	0.50	(0.16)	0.77

*	Includes transactions with related parties. Refer to Note 16 Related party transactions.

See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three and six months ended June 30, 2017 and 2016

(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
		Restated		Restated
Net (loss)/income	(158)	267	(101)	416
Other comprehensive income/(loss), net of tax:
Unrealized gain on marketable securities	22	50	6	45
Actuarial gain relating to pension	2	—	1	6
Unrealized gain/(loss) on interest rate swaps in VIEs and subsidiaries	—	—	1	(2)
Share of other comprehensive loss from associated companies	(15)	(3)	(14)	(10)

Other comprehensive income/(loss):	9	47	(6)	39

Total comprehensive (loss)/income for the period	(149)	314	(107)	455

Comprehensive (loss)/income attributable to the non-controlling interest	(15)	15	(23)	31
Comprehensive (loss)/income attributable to the parent	(134)	299	(84)	424

See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at June 30, 2017 and December 31, 2016

(In $ millions)	June 30, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	1,345	1,368
Restricted cash	96	75
Marketable securities	116	110
Accounts receivables, net	380	462
Short-term amounts due from related parties	301	376
Other current assets	256	495

Total current assets	2,494	2,886

Non-current assets
Investment in associated companies	2,259	2,168
Newbuildings	1,553	1,531
Drilling units	13,537	14,276
Deferred tax assets	16	12
Equipment	28	41
Long-term amounts due from related parties	538	523
Assets held for sale	202	128
Other non-current assets	90	101

Total non-current assets	18,223	18,780

Total assets	20,717	21,666

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	3,725	3,195
Trade accounts payable	90	93
Short-term amounts due to related parties	47	83
Other current liabilities	1,144	1,352

Total current liabilities	5,006	4,723

Non-current liabilities
Long-term debt	5,284	6,319
Long-term debt due to related parties	314	330
Deferred tax liabilities	106	112
Other non-current liabilities	61	119

Total non-current liabilities	5,765	6,880

Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 504,444,280 outstanding at June 30, 2017 (December 31, 2016, 504,444,280)	1,008	1,008
Additional paid in capital	3,310	3,306
Contributed surplus	1,956	1,956
Accumulated other comprehensive income	47	53
Retained earnings	3,120	3,198

Total shareholders’ equity	9,441	9,521

Non-controlling interest	505	542

Total equity	9,946	10,063

Total liabilities and equity	20,717	21,666

See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six months ended June 30, 2017 and 2016

(In $ millions)	Six Months Ended June 30,
	2017	2016
		Restated
Cash Flows from Operating Activities
Net (loss)/income	(101)	416
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	406	393
Amortization of deferred loan charges	18	21
Amortization of unfavorable contracts	(23)	(42)
Share of results from associated companies	(91)	(108)
Share-based compensation expense	4	3
Loss on disposals and deconsolidations	166	—
Contingent consideration realized	(11)	(10)
Unrealized (gain)/loss related to derivative financial instruments	(60)	44
Loss on impairment of investments	—	13
Dividends received from associated companies	7	42
Net movements in tax	(18)	22
Unrealized foreign exchange gain on debt	22	17
Payments for long-term maintenance	(28)	(48)
Gain on derecognition of investment in associated company	(10)	—
Gain on debt extinguishment	(19)	(47)
Other, net	2	(1)

Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	83	(9)
Trade accounts payable	(4)	(2)
Prepaid expenses/accrued revenue	(9)	6
Deferred revenue	(71)	(85)
Related party receivables	4	(22)
Related party payables	(28)	(7)
Other assets	55	37
Other liabilities	(75)	(36)

Net cash provided by operating activities	219	597

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

for the six months ended June 30, 2017 and 2016

(In $ millions)	Six Months Ended June 30,
	2017	2016
Cash Flows from Investing Activities
Additions to newbuildings	(22)	(28)
Additions to drilling units and equipment	(16)	(48)
Proceeds from contingent consideration	49	64
Settlement of the West Mira	170	—
Refund of yard installments	—	26
Proceeds on sale of rigs and equipment	76	—
Change in restricted cash	(21)	(44)
Investment in associated companies	—	(16)
Loans granted to related parties	—	(89)
Payments received from loans granted to related parties	58	197
Buy out of guarantees	(28)	—
Proceeds from disposal of marketable securities	—	195

Net cash provided by investing activities	266	257

Cash Flows from Financing Activities
Repayments of debt and revolving lines of credit	(471)	(542)
Debt fees paid	—	(21)
Repayments of debt to related party	(39)	(49)
Dividends paid to non-controlling interests	—	(7)

Net cash used in financing activities	(510)	(619)

Effect of exchange rate changes on cash	2	8

Net (decrease)/increase in cash and cash equivalents	(23)	243
Cash and cash equivalents at beginning of the period	1,368	1,044

Cash and cash equivalents at the end of period	1,345	1,287

See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the six months ended June 30, 2017 and 2016

(In $ millions)	Common shares	Additional paid-in capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total equity before NCI	NCI	Total equity
Balance at December 31, 2015	985	3,275	1,956	(142)	3,379	9,453	615	10,068

Share based compensation charge	—	—	—	—	4	4	—	4
Historical stock option reclassification	—	(2)	—	—	2	—	—	—
Conversion of convertible bond	31	27	—	—	—	58	—	58
Other comprehensive income (Restated)	—	—	—	39	—	39	—	39
Dividend to non-controlling interests in VIEs	—	—	—	—	—	—	(97)	(97)
Net income (Restated)	—	—	—	—	385	385	31	416

Balance at June 30, 2016 (Restated)	1,016	3,300	1,956	(103)	3,770	9,939	549	10,488

Balance at December 31, 2016	1,008	3,306	1,956	53	3,198	9,521	542	10,063

Share-based compensation charge	—	4	—	—	—	4	—	4
Other comprehensive (loss)/income	—	—	—	(6)	—	(6)	—	(6)
Dividend to non-controlling interests in VIEs	—	—	—	—	—	—	(14)	(14)
Net loss	—	—	—	—	(78)	(78)	(23)	(101)

Balance at June 30, 2017	1,008	3,310	1,956	47	3,120	9,441	505	9,946

See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As at June 30, 2017 we owned and operated 36 offshore drilling units, had 13 units under construction and two additional units classified as held for sale (one of which remained operational in the quarter). Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term “Seadrill” refers to Seadrill Limited and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The accompanying unaudited interim financial statements have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments that are considered necessary for a fair statement of the Company’s financial statements in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The accompanying unaudited interim financial statements do not include all of the disclosures required in complete annual financial statements. These financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2016. The amounts are presented in United States dollar (“US dollar” or “$”) rounded to the nearest million, unless stated otherwise.

The Company’s consolidated financial statements have been prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. However, the Company’s going concern assumption is based on management’s expectation that the current restructuring program will be completed successfully as described below.

The Company’s liquidity requirements relate to servicing debt amortizations, interest payments, and funding working capital requirements. Sources of liquidity include existing cash balances, short-term investments and contract and other revenues. We have historically relied on our cash generated from operations to meet our short term liquidity needs. However, as a result of the downturn in the offshore industry, we require additional liquidity to fully meet our obligations that fall due within one year after the date the financial statements are issued, given the debt repayments that are due in this period.

Over the past year the Company has been engaged in discussions with its banks, potential new investors, existing stakeholders and bondholders in order to restructure its secured credit facilities and unsecured bonds, and in order to raise new capital. The Company expects the implementation of a comprehensive restructuring plan will likely involve proceedings under Chapter 11 of the United States Bankruptcy Code.

Although discussions are well advanced and significant progress has been made, until such time our restructuring is completed, uncertainty remains and therefore substantial doubt exists over the Company’s ability to continue as a going concern for twelve months after the date the financial statements are issued.

The Company’s business operations are unaffected by these restructuring efforts and the Company expects to meet its ongoing customer and business counterparty obligations during the restructuring process.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2016 except as discussed below or unless otherwise included in these unaudited interim financial statements as separate disclosures.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Restatement

As described in the Company’s form 20-F filed on April 27, 2017, the Company concluded that its previously issued financial statements for the year ended December 31, 2015, and the quarters ended March 31, June 30 and September 30, 2016 should no longer be relied upon as a result of a misstatement. In the form 20-F filed on April 27, 2017, the Company restated the financial statements for the year ended December 31, 2015, and also presented the impact of the correction of the misstatements on the unaudited consolidated statements of operations, consolidated statements of comprehensive income, consolidated balance sheets and consolidated statements of cash flows for the quarters ended March 31, June 30 and September 30, 2016 (the “Restated Periods”). The misstatement related to the fair value accounting principles applied under U.S. GAAP to the Company’s interest rate and cross currency swap portfolio. In addition to these errors, the restated financial statements also included adjustments to correct certain other immaterial errors. All amounts in this quarterly report affected by the restatement adjustments reflect such amounts as restated in the Company’s form 20-F filed on April 27, 2017.

Note 2 – Recent accounting pronouncements

Recently adopted accounting standards

In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The adoption of this standard did not have a material impact on the Company’s Consolidated Financial Statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update simplifies the accounting for share based payment transactions. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The adoption of this standard did not have a material impact on the Company’s Consolidated Financial Statements and related disclosures.

Recently issued accounting standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as at the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016.

During 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016- 12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which do not change the core principle of the Standard Update, but instead clarify the implementation guidance and provide narrow-scope improvements. In December 2016, the FASB also issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes additional guidance for disclosures related to remaining performance obligations. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 and ASC 842 relating to Leases; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018. The Company continues to make significant progress on its review of the standard to determine the effect the requirements may have on its consolidated financial statements, according to its contract-specific facts and circumstances.

The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. At present, the Company does not expect the pattern of revenue recognition under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as at January 1, 2018 as an adjustment to opening retained earnings. The Company’s initial assessment may change as it continues to refine these assumptions.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted, using a modified retrospective application. The Company has started assessing the impact of this standard update on its consolidated financial statements and related disclosures and has determined that its drilling contracts contain a lease component. The adoption of this standard will result in increased disclosure of the Company’s leasing arrangements and may affect the way the Company recognizes revenues associated with the lease and revenue components, according to its contract-specific facts and circumstances. The standard update could also introduce variability to the timing of the Company’s revenue recognition compared to current accounting standards. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 relating to revenue recognition from contracts with customers and ASC 842; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018, using the modified retrospective approach.

The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. The Company continues to make significant progress on its review of the standard to determine the effect the requirements could have on its consolidated financial statements and may change its initial assessment as it completes this process.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted only from January 1, 2019. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as at the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Income taxes Intra-Entity Transfers of Assets other than Inventory, which requires companies to recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the income statement as income tax expense (or benefit) in the period of sale or transfer occurs. The exception to recognizing the income tax effects of intercompany sales or transfers of assets remains in place for intercompany inventory sales and transfers, i.e. companies will still be required to defer the income tax effects of intercompany inventory transactions. The standard will be effective for annual periods beginning after 15 December 2017, with early adoption permitted. Entities are required to apply the guidance on a modified retrospective basis, with the cumulative effect adjustment to retained earnings at the beginning of the period of adoption. The Company is not early adopting this standard and expects to implement in the first quarter of 2018.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the Consolidated Financial Statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years beginning after 15 December 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

Note 3 – Segment information

Operating segments

The Company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following segments:

•	Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

•	Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

•	Other: Operations including management services to third parties and related parties. Income and expenses from these management services are classified under this segment.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Total operating revenue

(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Floaters	375	610	744	1,226
Jack-up rigs	179	234	360	480
Other	23	24	42	53

Total operating revenue	577	868	1,146	1,759

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Depreciation and amortization

(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Floaters	148	142	301	290
Jack-up rigs	50	51	105	103

Total	198	193	406	393

Operating income - Net (loss)/income

(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
		Restated		Restated
Floaters	46	270	95	507
Jack-up rigs	(148)	92	(115)	178
Other	2	2	3	7

Operating (loss)/income	(100)	364	(17)	692

Unallocated items:
Total financial items and other	(65)	(41)	(96)	(136)
Income taxes	7	(56)	12	(140)

Net (loss)/income	(158)	267	(101)	416

Drilling units and Newbuildings - Total assets

(In $ millions)	June 30, 2017	December 31, 2016
Floaters	11,507	11,751
Jack-up rigs	3,583	4,056

Total Drilling units and Newbuildings	15,090	15,807

Unallocated items:
Assets held for sale	202	128
Investments in associated companies	2,259	2,168
Marketable securities	116	110
Cash and restricted cash	1,441	1,443
Other assets	1,609	2,010

Total assets	20,717	21,666

Drilling units and Newbuildings - Capital expenditures

(In $ millions)	Six Months Ended June 30,
	2017	2016
Floaters	54	104
Jack-up rigs	12	20

Total	66	124

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Loss on disposals and contingent consideration

(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Loss on disposals
Loss on disposal of West Triton to Shelf Drilling	(34)	—	(34)	—
Loss on disposal of West Resolute to Shelf Drilling	(61)	—	(61)	—
Loss on disposal of West Mischief to Shelf Drilling	(71)	—	(71)	—

Total loss on disposals	(166)	—	(166)	—

Contingent Consideration realized
West Polaris earn out realized	2	2	4	4
West Vela earn out realized	4	3	7	6

Total contingent consideration recognized	6	5	11	10

Disposal of West Triton, West Resolute and West Mischief

On April 29, 2017 Seadrill reached an agreement with Shelf Drilling to sell the West Triton, West Resolute and West Mischief for total consideration of $225 million. The West Triton and West Resolute were delivered in the three months ended June 30, 2017, whilst the West Mischief is expected to be delivered in the third quarter 2017 when it concludes its current contract. The West Mischief will be held as a non-current “Asset held for sale” as at June 30, 2017. The sale resulted in a loss on disposal totaling $166 million.

West Polaris contingent consideration

On June 19, 2015, the Company sold the entities that owned and operated the West Polaris (the “Polaris business”), to Seadrill Operating LP (“Seadrill Operating”), a consolidated subsidiary of Seadrill Partners LLC and 42% owned by the Company. The entities continue to be related parties subsequent to the sale.

In relation to the sale, the Company may be entitled to receive a contingent consideration from Seadrill Partners, consisting of (a) any day rates earned by Seadrill Partners in excess of $450,000 per day, adjusted for daily utilization, tax and agency commission for the remainder of the ExxonMobil contract completing in March 2018 and (b) 50% of any day rate earned above $450,000 per day, adjusted for daily utilization, tax and agency commission fee after the conclusion of the existing contract until 2025. In February 2016, the drilling contract with ExxonMobil was amended such that the day rate for the West Polaris was reduced from $653,000 per day to $490,000 per day, effective January 1, 2016.

The Company’s accounting policy is not to recognize contingent consideration before it is considered realizable and has therefore not recognized on disposal any amounts receivable relating to the elements of consideration which are contingent on future events. From the disposal date of the West Polaris on June 19, 2015 to June 30, 2017, the Company has recognized $44 million in contingent consideration, as it became realized, within “Contingent consideration realized” included within operating income in the consolidated statement of operations.

West Vela contingent consideration

On November 4, 2014, the Company sold the entities that own and operate the West Vela (the “Vela business”) to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners and 49% owned by the Company. The entities continue to be related parties subsequent to the sale.

As part of the consideration of the sale, the Company may be entitled to receive a contingent amount of up to $40 thousand per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP.

The Company’s accounting policy is not to recognize contingent consideration before it is considered realizable and has therefore not recognized on disposal any amounts receivable relating to the elements of consideration which are contingent on future events. From the disposal date of the West Vela on November 4, 2014 to June 30, 2017, the Company has recognized $35 million.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Taxation

The effective tax rate for the six months ended June 30, 2017 and 2016 was 10.6% and 25.2%, respectively.

The provision for income taxes during the six months ended June 30, 2017 is calculated by applying an estimate of the annual effective tax rate for the full year to “ordinary” income or loss for this reporting period. The reported figure for income tax reflects the relative proportion of group results earned in this period out of the currently estimated projected results for the full year.

The income tax expense decreased by $152 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016. The changes are primarily attributable to decrease in operating result.

Note 6 – Earnings per share

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
		Restated		Restated
Net (loss)/income attributable to the parent	(143)	252	(78)	385
Less: Allocation to participating securities	—	(2)	—	(2)

Net (loss)/income available to shareholders	(143)	250	(78)	383

Effect of dilution	—	—	—	—

Diluted net income available to shareholders	(143)	250	(78)	383

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
		Restated		Restated
Basic earnings per share:
Weighted average number of common shares outstanding	504	498	504	496
Diluted earnings per share:
Weighted average number of common shares outstanding	504	498	504	496
Effect of dilutive share options	—	—	—	—
Effect of dilutive convertible bonds	—	—	—	—

Weighted average number of common shares outstanding adjusted for the effects of dilution	504	498	504	496

Basic (loss)/income per share (US dollar)	(0.28)	0.50	(0.16)	0.77

Diluted (loss)/income per share (US dollar)	(0.28)	0.50	(0.16)	0.77

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in the consolidated statement of other comprehensive income (OCI).

Marketable securities held by the Company are equity securities considered to be available-for-sale securities. The following tables summarize the carrying values of the Company’s ownership interests in Seadrill Partners’ common units and Archer ordinary units, which are held as marketable securities in the consolidated balance sheet:

	As at June 30, 2017
(In $ millions)	Amortized cost	Cumulative unrealized fair value (losses)/gains	Carrying value
Seadrill Partners - Common units	93	(4)	89
Archer	—	27	27

Total marketable securities	93	23	116

	As at December 31, 2016
(In $ millions)	Amortized cost	Cumulative unrealized fair value gains/(losses)	Carrying value
Seadrill Partners - Common units	93	17	110

Total marketable securities	93	17	110

Marketable securities and changes in their carrying value are as follows:

	Six Months Ended June 30, 2017
(In $ millions)	Gross realized gains	Gross realized losses	Gross unrealized gains	Gross unrealized losses	Gross proceeds from disposals	Recognition and purchases	Gain/(loss) reclassified into income
Seadrill Partners - Common units	—	—	—	(21)	—	—	—
Archer	—	—	27	—	—	—	—

Total change	—	—	27	(21)	—	—	—

	Six Months Ended June 30, 2016
(In $ millions)	Gross realized gains	Gross realized losses	Gross unrealized gains	Gross unrealized losses	Gross proceeds from disposals	Recognition and purchases	Gain/(loss) reclassified into income
SapuraKencana	—	—	—	—	195	—	—
Seadrill Partners - Common units	—	—	45	—	—	—	—

Total change	—	—	45	—	195	—	—

Seadrill Partners - Common Units

The Company’s ownership interest in Seadrill Partners’ common units is 28.6% of the total outstanding units as at June 30, 2017.

Seadrill deconsolidated Seadrill Partners in January 2014, recognizing its investment in common units at market value of $30.60. Seadrill also purchased further units in 2014 at a similar price.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

From October 2014 the Seadrill Partners share price began to fall as a result of deteriorating market conditions in the oil and gas industry and supply and demand conditions in the ultra-deepwater offshore drilling sector. As a result, in September 2015, due to the length and severity of the reduction in value below historic cost, the Company recognized an other than temporary impairment charge of $574 million on the Seadrill Partners Common Units.

At September 30, 2016, management determined that the investment in Seadrill Partners’ common units was further impaired due to a further decline in the unit price for an extended period. This resulted in an additional other than temporary impairment charge of $153 million on Seadrill Partners Common Units.

During the period between September 30, 2016 and June 30, 2017 the Seadrill Partners’ share price has decreased by 4% from $3.53 to $3.40. As at June 30, 2017 an accumulated unrealized loss of $4 million has been recognized in accumulated other comprehensive income. Seadrill has evaluated the near term prospects of its investment in Seadrill Partners in relation to the market volatility and market down turn. Based on that evaluation, the near term prospects and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we do not consider the investment to be other than temporarily impaired as at June 30, 2017.

On a quarterly basis the share price has fallen from $3.60 as at March 31, 2017 to $3.40 as at June 30, 2017, resulting in a quarterly loss of $5 million recognized in other comprehensive income.

Archer

As part of their financial restructuring, Archer completed two share issuances in March and April 2017, which diluted Seadrill’s ownership interest in Archer to 15.69% as at June 30, 2017. The restructuring also resulted in financial guarantees provided by Seadrill being settled in April and June 2017 and related party loan arrangements with Seadrill being significantly reduced.

As at April 26, 2017 the Company concluded that it no longer had significant influence over Archer’s financial and operating decisions, primarily as a result of the reduction in our shareholding and the significant reduction in our interests in related debt and guarantees. The Company’s investment in Archer was therefore derecognized as an investment in associate and recognized as an available-for-sale security at the closing carrying value of the equity investment in associate, nil. A $10 million accumulated other comprehensive income gain related to the equity method investment was recycled to the statement of operations and presented within other financial items.

A $27 million gain was subsequently recognized in other comprehensive income as at June 30, 2017 to value the marketable security at the closing Archer share price of NOK 9.78.

SapuraKencana

On April 27, 2016, the Company sold its entire shareholding in SapuraKencana for proceeds of $195 million, net of transaction costs.

Note 8 – Investment in associated companies

The Company has the following investments that are recorded using the equity method and cost method for the periods presented in these consolidated financial statements:

(In $ millions)	June 30, 2017	December 31, 2016
Seabras Sapura Participacoes	56	47
Seabras Sapura Holdco	256	227
Seadrill Partners - Total direct ownership interests	1,578	1,537
Seadrill Partners - Subordinated units	169	157
Seadrill Partners - Seadrill member interest and IDRs*	64	64
SeaMex Ltd	136	136

Total investment in associated companies	2,259	2,168

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

*	The Seadrill Partners - Seadrill member interest and Incentive Distribution Rights (“IDRs”) are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and are not subsequently remeasured.

The table below summarizes the total impairments made during the six months ended June 30, 2017 and 2016:

(In $ millions)	Six Months Ended June 30,
	2017	2016
Impairments of Investment in Associated Companies
Itaunas Drilling, Camburi Drilling, and Sahy Drilling	—	13

Total impairment of investment in associated companies	—	13

Seadrill Partners

Equity method investments

The Company holds investments in both subordinated units of Seadrill Partners and direct ownership interests in controlled subsidiaries of Seadrill Partners, which are accounted for under the equity method. The fair value of these investments are not readily determinable, as they are not publicly traded. These investments were recognized at fair value on the deconsolidation of Seadrill Partners in January 2014 and therefore categorized at level three on the fair value hierarchy. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.

At September 30, 2015, the Company impaired the investment and recognized an other than temporary impairment as a result of deteriorating market conditions in the oil and gas industry and supply and demand conditions in the ultra-deepwater offshore drilling sector. A charge of $125 million on the subordinated units and $302 million on the direct ownership interests was recognized in the statement of operations.

At September 30, 2016, as a result of deteriorating market conditions in the oil and gas industry and supply and demand conditions in the ultra-deepwater offshore drilling sector in which Seadrill Partners operates, the Company recognized an additional other than temporary impairment charge of $180 million on the subordinated units and $400 million on the direct ownership interests.

The fair value of these investments were derived using an income approach, which discounts future free cash flows (“DCF model”). The estimated future free cash flows associated with the investments are primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, applicable tax rates and industry conditions. The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 9.5% (2015: 8.5%). The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values. The implied valuation of Seadrill Partners derived from the DCF model was crosschecked against the market price of Seadrill Partners’ common units. Due to the significant influence the Company has on Seadrill Partners, there is an implied significant influence premium, which represents the additional value the Company would place over and above the market price of Seadrill Partners in order to maintain this significant influence. This is similar in thought to an implied control premium. The Company evaluated the difference by reviewing the implied control premium as compared to other market transactions within the industry. The Company deems the implied control premium to be reasonable in the context of the data considered. The assumptions used in the DCF model were derived from unobservable inputs (level 3) and are based on management’s judgments and assumptions available at the time of performing the impairment test.

For the three and six months ended June 30, 2017, no other than temporary impairment has been identified.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Cost method investments

The Company also holds the Seadrill member interest, which is a 0% non-economic interest, and which holds the rights to 100% of the Incentive Distribution Rights “IDRs” of Seadrill Partners. The Seadrill member interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The fair value of the Company’s interest in the Seadrill member and the attached IDRs at deconsolidation in January, 2014, was determined using a Monte Carlo simulation method (“Monte Carlo model”). The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and share price of the common units as at the deconsolidation date.

At September 30, 2015, an impairment charge of $106 million on the IDRs was recorded. The Company has recognized this impairment within “Loss on impairment of Investments” in the consolidated statement of operations. The fair value of the investment was determined using a Monte Carlo model, using assumptions derived from both observable and unobservable inputs (classified as level 3) and are based on management’s judgments and assumptions available at the time of performing the impairment test.

At September 30, 2016, the Company recognized a further impairment of the investments in the IDRs of $73 million.

For the three and six months ended June 30, 2017, no other than temporary impairment has been identified.

SeaMex Limited

The Company holds a 50% ownership interest in Seamex, a joint venture agreement with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs are included within the joint venture. The Company’s investment in Seamex was recognized at fair value on the deconsolidation of Seamex in March 2015, and subsequently accounted for under the equity method.

At September 30, 2016, as a result of the deteriorating market conditions in the oil and gas industry and supply and demand conditions in the offshore drilling sector in which SeaMex operates the Company recognized an other than temporary impairment of the investment in SeaMex of $76 million. The Company recognized this impairment of the investments within “Loss on impairment of investments” in the consolidated statement of operations.

The fair value was derived using the DCF model. The estimated future free cash flows associated with the investment were primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures and applicable tax rates. The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 11%. The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values. The assumptions used in the DCF model were derived from unobservable inputs (level three) and are based on management’s judgments and assumptions available at the time of performing the impairment test.

For the three and six months ended June 30, 2017, no other than temporary impairment has been identified.

Itaunas Drilling, Camburi Drilling, and Sahy Drilling

Itaunas Drilling BV, Camburi Drilling BV and Sahy Drilling BV are joint ventures which are currently constructing three drillships. The joint ventures are owned 70% by Sete International (a subsidiary of Sete Brasil Participacoes SA) and 30% by the Company.

At March 31, 2016, due to the deteriorating market conditions in the offshore drilling industry, the uncertainty around the financial condition of Sete Brasil Participacoes SA, and the uncertainty around the recoverability of the investments, the Company recognized an other than temporary impairment of $13 million to write down the value of these investments to nil. The Company recognized this impairment within “Loss on impairment of investments” in the consolidated statement of operations.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2017, no other than temporary impairment has been identified.

Note 9 – Newbuildings

(In $ millions)	As at June 30, 2017	As at December 31, 2016
Opening balance	1,531	1,479
Additions [1]	22	52

Closing balance	1,553	1,531

1 Additions of $22 million in the quarter to June 30, 2017 were predominantly due to capitalized interest.

Note 10 – Drilling units

(In $ millions)	As at June 30, 2017	As at December 31, 2016
Cost	17,208	17,766
Accumulated depreciation	(3,671)	(3,477)
Impairment	—	(13)

Net book value	13,537	14,276

The depreciation expense on drilling units was $194 million and $392 million for the three and six months ended June 30, 2017, and $192 million and $390 million for the three and six months ended June 30, 2016.

In addition, the depreciation expense on equipment was $4 million and $14 million for the three and six months ended June 30, 2017, and $1 million and $3 million for the three and six months ended June 30, 2016.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Debt

(In $ millions)	As at June 30, 2017	As at December 31, 2016
Credit facilities:
$2,000 facility (North Atlantic Drilling)	950	1,033
$400 facility	135	190
$440 facility	173	190
$1,450 facility	332	353
$360 facility (Asia Offshore Drilling)	219	237
$300 facility	150	162
$1,750 facility (Sevan Drilling)	875	945
$450 facility	265	278
$1,500 facility	1,156	1,219
$1,350 facility	979	1,046
$950 facility	586	622
$450 facility (2015)	133	175

Total credit facilities	5,953	6,450

Loans contained within VIEs:
$375 facility	265	279
$390 facility	237	248
$475 facility	333	356

Total Loans contained within VIEs	835	883

Unsecured bonds:
NOK1,800 bond	216	210
$1,000 bond	843	843
$500 bond	479	479
NOK1,500 bond (NADL)	170	165
$ 600 bond (NADL)	413	413
SEK 1,500 bond	176	165

Total unsecured bonds	2,297	2,275

Total debt principal	9,085	9,608

Less: current portion of debt principal	(3,754)	(3,230)

Long-term portion of debt principal	5,331	6,378

The tables below show the debt issuance costs that are netted against the current and long-term debt for each of the periods presented:

Outstanding debt as at June 30, 2017

(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Debt due within one year	3,754	(29)	3,725
Long-term debt	5,331	(47)	5,284

Total	9,085	(76)	9,009

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Outstanding debt as at December 31, 2016

(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Debt due within one year	3,230	(35)	3,195
Long-term debt	6,378	(59)	6,319

Total	9,608	(94)	9,514

The outstanding debt as at June 30, 2017 is repayable as follows:

(In $ millions)	Year ended June 30,
2018	3,754
2019	2,717
2020	2,061
2021	553

Total debt principal	9,085

The movement in debt instruments above are largely due to scheduled principal repayments unless otherwise detailed below.

During the period ended June 30, 2017, Seadrill completed its sale of the West Triton and West Resolute to Shelf Drilling, receiving cash consideration of $76 million. This comprised sales value of $150 million, offset by $74 million of principal debt repayments on the $400 million and $450 million (2015) facilities paid on behalf of Seadrill by Shelf Drilling.

The significant developments relating to the Company’s debt in the six months ended June 30, 2017 are explained below.

Covenants contained in our debt facilities

The full list of the Company’s covenants is disclosed in the annual report on 20-F for the year ended December 31, 2016.

April 2017 amendments to senior secured credit facilities

On April 4, 2017, the Company executed temporary amendment agreements in respect of all of its senior secured credit facilities. The Company also executed maturity extension agreements in respect of three senior secured credit facilities maturing in the near term. The key terms and conditions of these agreements are as follows:

•	Extensions:

•	$450 million senior secured credit facility: The maturity of the $450 million senior secured credit facility, relating to the West Eminence rig, was extended from April 30, 2017 to August 15, 2017. On August 15, 2017 this was further extended to September 14, 2017. The outstanding balance on the credit facility of $265 million is classified as debt due within one year in the consolidated balance sheet as at June 30, 2017.

•	$400 million senior secured credit facility: The maturity of the $400 million senior secured credit facility, relating to jack-up rigs West Cressida, West Callisto, West Leda and West Triton, was extended from May 31, 2017 to August 31, 2017. On July 26, 2017 this was further extended to September 14, 2017. The outstanding balance on the credit facility of $135 million is classified as debt due within one year in the consolidated balance sheet as at June 30, 2017.

•	$2 billion Senior Secured Credit Facility: The maturity of the $2 billion senior secured credit facility of our majority-owned subsidiary North Atlantic Drilling Limited (NADL) has been extended from June 30, 2017 to September 14, 2017. The outstanding balance on the credit facility of $950 million is classified as debt due within one year in the consolidated balance sheet as at June 30, 2017.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

•	Key amendments and waivers:

•	Equity ratio: The Company is required to maintain a total equity to total assets ratio of at least 30.0%. Following this amendment, the need to adjust for the difference between the book and market values of drilling units from the calculation of total equity and total assets, as determined by independent broker valuations, has been removed until September 30, 2017.

•	Leverage ratio: The Company is required to maintain a ratio of net debt to EBITDA. The amendment extends the maintained ratio of 6.5:1 until September 30, 2017.

•	Minimum-value-clauses: The Company’s secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses (“MVC”), which could require the Company to prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. This covenant has been suspended until September 30, 2017.

•	Minimum Liquidity: The Company has previously been required to maintain a minimum of $150 million of liquidity. This has been reset to $250 million.

•	Additional undertakings:

•	Further process: The Company has agreed certain undertakings on a temporary basis while further discussions with its lenders under its senior secured credit facilities remain ongoing. This includes agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package.

•	Restrictive undertakings: The Company has agreed to additional near-term restrictive undertakings applicable during this process, including limitations in respect of:

•	dividends, share capital repurchases and new total return swaps;

•	incurrence of certain indebtedness;

•	investments in, extensions of credit to or the provision of financial support for non-wholly owned subsidiaries;

•	investments in, extensions of credit to or the provision of financial support for joint ventures or associated entities;

•	acquisitions;

•	dispositions;

•	prepayment, repayment or repurchase of any debt obligations;

•	granting security; and

•	payments in respect of newbuild drilling units

in each case, subject to limited exceptions.

•	Other changes and provisions:

•	Undrawn availability: The Company has agreed to refrain from borrowing any undrawn commitments under its senior secured credit facilities.

•	Fees: The Company has agreed to pay certain fees to its lenders in consideration of these extensions and amendments.

The Company is in compliance with all covenants as at June 30, 2017.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Common shares

	As at June 30, 2017		As at December 31, 2016
All shares are common shares of $2.00 par value each	Shares	$ million	Shares	$ million
Authorized share capital	800,000,000	1,600	800,000,000	1,600
Issued and fully paid share capital	508,763,020	1,017	508,763,020	1,017
Treasury shares held by the Company	(4,318,740)	(9)	(4,318,740)	(9)

Outstanding common shares in issue	504,444,280	1,008	504,444,280	1,008

Note 13 – Accumulated other comprehensive income

Accumulated other comprehensive income as at June 30, 2017 and December 31, 2016 was as follows:

(In $ millions)	Unrealized /gain on marketable securities	Unrealized gain on foreign exchange	Actuarial (loss) / gain relating to pension	Share in unrealized gain / (loss) from associated companies	Change in unrealized gain on interest rate swaps in VIEs	Total
Beginning balance, December 31, 2016	17	36	(23)	23	—	53
Other comprehensive income before reclassifications	6	—	1	(4)	1	4
Amounts reclassified from accumulated other comprehensive income	—	—	—	(10)	—	(10)

Ending balance, June 30, 2017	23	36	(22)	9	1	47

The unrealized gains on marketable securities relates to the accumulated gains on the Company’s investment in Seadrill Partners Common Units as at June 30, 2017 and December 31, 2016. Refer to Note 7 “Marketable securities” for further information.

With the exception of actuarial gain relating to pension, income taxes associated with each component of other comprehensive income is nil. The income tax benefit on actuarial gain relating to pension is $0.3 million as at June 30, 2017 and $0.6 million as at December 31, 2016.

Note 14 – Risk management and financial instruments

The majority of gross earnings from the Company’s drilling units are receivable in US dollars and the majority of the Company’s other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on primarily NOK and SEK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a positive or negative effect on the value of the Company’s cash flows. The Company has entered into derivative agreements to mitigate the risk of fluctuations, as described below.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Interest rate risk management

The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to obtain the most favorable interest rate borrowings available without risking exposure to fluctuating interest rates. Surplus funds are typically placed in accounts or fixed deposits with reputable financial institutions in order to maximize returns, while providing the Company with the flexibility to meet working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified for hedge accounting

At June 30, 2017 the Company had interest rate swap agreements with an outstanding principal of $5,641 million (December 31, 2016: $6,372 million). The agreements have maturity dates between August 2017 and December 2022, swapping the floating element of interest on our facilities for fixed rates ranging between 0.74% and 3.80%. In addition, we have one interest rate swap agreement maturing in January 2027 with an outstanding principal of $154 million (December 31, 2016: $162 million) under which we pay a floating rate of LIBOR and receive a fixed rate of 2.12%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under “(Loss)/gain on derivative financial instruments”. The total fair value of the interest rate swaps outstanding at June 30, 2017 amounted to a gross liability of $37 million and a net liability of $20 million due to master netting agreements with our counterparties (December 31, 2016: a gross liability of $60 million, a net liability of $41 million). There was an additional gross asset of $7 million and net asset of $4 million due to master netting agreements with our counterparties (December 31, 2016: a gross asset of $8 million and a net asset of $4 million). The fair value of the interest rate swaps is classified as either “Other current liabilities” or “Other current assets” in the consolidated balance sheet.

Cross currency interest rate swaps not qualified as hedge accounting

At June 30, 2017 the Company had outstanding cross currency interest rate swaps with a principal amount of $807 million (December 31, 2016: $807 million) with maturity dates between March 2018 and March 2019, swapping the floating element of interest as well as fluctuations in exchange rates on our facilities for fixed rates ranging from 4.94% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under “(Loss)/gain on derivative financial instruments”. The total fair value of cross currency interest swaps outstanding at June 30, 2017 amounted to a gross and net liability of $155 million (December 31, 2016: gross and net liability of $194 million). The fair value of the cross currency interest swaps is classified as “Other current liabilities” in the consolidated balance sheet.

Interest rate swaps agreements qualified for hedge accounting

A Ship Finance subsidiary consolidated by the Company as a Variable Interest Entity (“VIE”) (refer to Note 15 “Variable Interest Entities”) has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus. These interest rate swaps qualify for hedge accounting and any changes in its fair value are included in OCI. Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as at June 30, 2017.

Variable interest entity	Outstanding principal as at June 30, 2017 (In $ millions)	Receive rate	Pay rates	Length of contracts
SFL Linus Limited (West Linus)	164	1 - 3 month LIBOR	1.77 - 2.01%	Dec 2013 - Dec 2018

The total fair value of interest swaps under hedge accounting at June 30, 2017 amounted to a liability of $1 million (December 31, 2016: liability of $1 million), classified as “Other non-current liabilities” in the consolidated balance sheet.

In the six months ended June 30, 2017, the VIE Ship Finance subsidiary recorded $1 million fair value gains (six months ended June 30, 2016: $2 million fair value losses). Any such gains or losses recorded by the VIE in OCI are allocated to non-controlling interests in our consolidated statement of changes in equity due to their ownership by Ship Finance.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the consolidated financial statements during the six months ended June 30, 2017 (six months ended June 30, 2016: no fair value gain or loss). The net interest paid on these swaps for the six months ended June 30, 2017 was $0.6 million (six months ended June 30, 2016: net interest of $1.1 million).

Foreign exchange risk management

The Company and the majority of its subsidiaries use the US dollar as their functional currency because the majority of their revenues and expenses are denominated in US dollars. The Company’s reporting currency is also US dollars. The Company does, however, earn revenue and incur expenses in other currencies and there is therefore a risk that currency fluctuations could have an adverse effect on the value of the Company’s cash flows. The Company is also exposed to changes in currency exchange rates on NOK and SEK denominated debt.

Foreign currency forwards not qualified for hedge accounting

As at June 30, 2017 and 2016 the Company had no outstanding forward currency agreements.

Other derivative agreements

Archer convertible debt instrument

On April 26, 2017 Seadrill agreed with Archer to convert total outstanding subordinated loans, fees and interest provided to Archer, with a carrying value of $37 million, into a $45 million loan. The new loan receivable is a convertible debt instrument; the host is the debt and the convertible option an embedded derivative. The instrument is bifurcated with both elements initially and subsequently recognized at fair value. The fair value of the new loan receivable as at April 26, 2017 was $56 million, resulting in a $19 million gain on debt extinguishment in the statement of operations.

The debt and embedded derivative option was revalued at the period end, with Seadrill recognizing a fair value loss of $5 million on the embedded derivative and no fair value gain or loss on the loan receivable, bringing the total fair value of the convertible debt instrument as at June 30, 2017 to $51 million.

Realized and unrealized gains and losses

The total realized and unrealized gains and losses recognized in the consolidated statement of operations relating to above derivative arrangements for the three and six months ended June 30, 2017 and 2016 are as follows:

(In $ millions)	Three Months Ended June 30,		Six Months Ended June 30,
(Losses)/Gains recognized in the consolidated statement of operations relating to derivative financial instruments	2017	2016	2017	2016
		Restated		Restated
Interest rate swap agreements not qualified as hedge accounting	(15)	(41)	(18)	(117)
Cross currency interest rate swaps not qualified as hedge accounting	19	(30)	29	5
Foreign currency forwards and spot trades not qualified as hedge accounting	—	—	1	—
TRS agreements	—	—	—	(3)
Convertible loan agreement	(5)	—	(5)	—
Other	—	(1)	—	(2)

(Loss)/Gain on derivative financial instruments	(1)	(72)	7	(117)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Fair values of financial instruments

The carrying value and estimated fair value of the Company’s financial instruments as at June 30, 2017 and December 31, 2016 were as follows:

	As at June 30, 2017		As at December 31, 2016
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	1,345	1,345	1,368	1,368
Restricted cash	96	96	75	75
Related party loans receivable - short term	148	148	174	174
Related party loans receivable - long term	494	494	487	487
Liabilities
Long-term floating rate debt (including the current portion)	6,197	6,787	6,542	7,333
Fixed interest bonds - short term	261	843	432	843
Fixed interest bonds - long term	203	892	334	892
Floating interest bonds - short term	71	216	—	—
Floating interest bonds - long term	118	347	223	540
Related party fixed rate debt - long term	200	314	242	415

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level 3 of the hierarchy).

Level 1 input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the related party loans receivable from Seadrill Partners, SeaMex and Seabras Sapura are estimated to be equal to the carrying value. This debt is not freely tradable and cannot be recalled by the Company at prices other than specified in the loan note agreements. The loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Refer to Note 16 “Related party transactions” for further information.

The fair value of the current and long-term portion of floating rate debt is derived using the Discounted Cash Flow (DCF) model. The cost of debt of 10% was used to estimate the present value of the future cash flows. We have categorized this at level 2 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on June 30, 2017 and December 31, 2016. We have categorized this at level 1 on the fair value measurement hierarchy.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The floating interest bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on June 30, 2017 and December 31, 2016. We have categorized this at level 1 on the fair value measurement hierarchy.

The related party fixed rate debt relates to the loans provided by Ship Finance to the Company’s VIE’s totaling $314 million. The fair value of the loans provided by Ship Finance to the Company’s VIE’s are derived using the Discounted Cash Flow (DCF) model. The cost of debt of 10% was used to estimate the present value of the future cash flows. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 16 “Related party transactions” for further information.

Financial instruments that are measured at fair value on a recurring basis:

		Fair value measurements as at the reporting date using
(In $ millions)	Total fair value As at June 30, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Marketable securities	116	116	—	—
Interest rate swap contracts – short term receivable	4	—	4	—
Convertible debt instruments - long term receivable	51	—	—	51

Total assets measured at fair value on a recurring basis	171	116	4	51

Liabilities:
Interest rate swap contracts – short term payable	20	—	20	—
Interest rate swap contracts – long term payable	1	—	1	—
Cross currency swap contracts – short term payable	155	—	155	—

Total liabilities measured at fair value on a recurring basis	176	—	176	—

		Fair value measurements as at the reporting date using
(In $ millions)	Total fair value As at December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Marketable securities	110	110	—	—
Interest rate swap contracts – short term receivable	4	—	4	—

Total assets measured at fair value on a recurring basis	114	110	4	—

Liabilities:
Interest rate swap contracts – short term payable	41	—	41	—
Interest rate swap contracts – long term payable	1	—	1	—
Cross currency swap contracts – short term payable	194	—	194	—

Total liabilities measured at fair value on a recurring basis	236	—	236	—

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using well-established independent valuation techniques, using the income method approach, applied to contracted cash flows, expected forecast LIBOR, NIBOR and STIBOR interest rates, and counterparty non-performance credit risk assumptions as at June 30, 2017. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

The convertible debt instrument is bifurcated into two elements. The fair value of the embedded derivative option is calculated using a modified version of the Black-Scholes formula for a currency translated option. Assumptions include Archer’s share price in NOK, NOK/USD FX volatility and dividend yield. The fair value of the straight debt component is derived using the DCF model including assumptions relating to cost of debt and credit risk associated to the instrument.

The following table is a reconciliation of the convertible debt instrument classified within Level 3 of the valuation hierarchy for the periods indicated:

(In $ millions)	Total fair value (Level 3)
As at December 31, 2016	—
Recognition of convertible debt instrument at fair value	56
Change in fair valued recognized in earnings	—
Change in fair value recognized in other comprehensive income	(5)

As at June 30, 2017	51

Credit risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, including interest rate swaps, cross currency swaps, and sometimes forward exchange contracts. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company’s policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Company.

Note 15 – Variable Interest Entities (VIEs)

As at June 30, 2017, the Company leased two semi-submersible rigs, and one jack-up rig from Ship Finance VIEs under capital leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15-year lease period.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table gives a summary of the sale and leaseback arrangements, as at June 30, 2017:

Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option (In $ millions)	Month of last repurchase Option *
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus*	June 2013	600	370	June 2018	170	June 2028

* Ship Finance has a right to require the Company to purchase the West Linus rig on the 15th anniversary for the price of $100 million if the Company doesn’t exercise the final repurchase option.

The Company has determined that the Ship Finance subsidiaries, which own the units, are VIEs, and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company’s consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company’s consolidated balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company’s consolidated financial statements. At June 30, 2017 and at December 31, 2016 the units are reported under drilling units in the Company’s consolidated balance sheet.

The bareboat charter rates are set on the basis of a base LIBOR interest rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the base LIBOR interest rate for each contract. A summary of the bareboat charter rates per day for each unit is given below.

	(In $ thousands)
Unit	2017	2018	2019	2020	2021	2022
West Taurus	158	158	144	143	136	135
West Hercules	170	166	143	141	135	135
West Linus	222	222	173	140	140	131

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The assets and liabilities in the financial statements of the VIEs as at June 30, 2017 and as at December 31, 2016 are as follows:

	As at June 30, 2017			As at December 31, 2016
(In $ millions)	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Taurus	West Hercules	West Linus	West Taurus	West Hercules	West Linus
Investment in finance lease	350	344	459	365	360	483
Other assets	5	6	—	6	6	—

Total assets of the VIEs	355	350	459	371	366	483

Short-term interest bearing debt	23	28	47	23	28	51
Long-term interest bearing debt	214	237	285	226	251	305
Other liabilities	3	2	2	3	1	2
Short-term amounts due to related parties	2	3	4	—	—	—
Long-term debt due to related parties	113	80	121	119	86	125

Total liabilities of the VIEs	355	350	459	371	366	483

Equity of the VIEs	—	—	—	—	—	—

Book value of units in the Company’s consolidated financial statements	396	522	526	409	537	537

The Company presents balances due to/from Ship Finance on a net basis, due to the fact there is a right of offset established in the long-term loan agreements, and the balances are intended to be settled on a net basis. As at June 30, 2017, the Company has presented receivable balances (current assets) of $29 million related to SFL Deepwater Ltd, $62 million related to SFL Hercules Ltd, and $nil related to SFL Linus Ltd against “Long-term debt due to related parties” within “Non-current liabilities” in the consolidated balance sheet. As at December 31, 2016, the balances offset were $26 million related to SFL Deepwater Ltd, $59 million related to SFL Hercules Ltd, and $nil related to SFL Linus Ltd.

In the period ended June 30, 2017 the VIEs declared dividends totaling $14 million (June 30, 2016: $97 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Related party transactions

Seadrill Partners

The net income/(expenses) with Seadrill Partners for the three and six months ended June 30, 2017 and 2016 were as follows:

(In US$ millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Management fees charged to Seadrill Partners - Other revenues (a) and (b)	20	14	37	33
Rig operating expenses charged to Seadrill Partners - Other revenues (c)	7	6	13	14
Contingent consideration realized (k)	6	5	11	10
Insurance premiums charged to Seadrill Partners (d)	3	4	5	9
Rig operating costs charged by Seadrill Partners (e)	(1)	(3)	(2)	(5)
Bareboat charter arrangements (f)	1	7	3	9
Interest expenses charged to Seadrill Partners (g)	2	3	5	7
Related party inventory purchases	—	—	(2)	—
Interest recognized on deferred consideration receivable (k)	1	2	2	2
Derivatives recharged to Seadrill Partners (h)	2	3	1	11

Net related party income from Seadrill Partners	41	41	73	90

Receivables/(payables) with Seadrill Partners and its subsidiaries as at June 30, 2017 and December 31, 2016 consisted of the following:

(In $ millions)	As at June 30, 2017	As at December 31, 2016
Rig financing and loan agreements (i)	142	160
Deferred consideration receivable (k)	55	61
Other receivables (l)	126	186
Other payables (l)	(35)	(77)

The following is a summary of the related party agreements with Seadrill Partners:

(a, b) Management, administrative, and technical service agreements

Income recognized under the management, administrative and technical service agreements for the six months ended June 30, 2017 were a total of $37 million (six months ended June 30, 2016: income of $33 million).

(c) Rig operating costs charged to Seadrill Partners

Seadrill has charged to Seadrill Partners certain rig operating costs in relation to costs incurred on behalf of the West Polaris operating in Angola in 2017, 2016 and 2015 and the West Vencedor which operated in Angola in 2015. The total other revenues earned for the six months ended June 30, 2017 were $13 million (six months ended June 30, 2016: $14 million).

(d) Insurance premiums

The Company negotiates insurance for drilling units on a centralized basis. The total insurance premiums related to Seadrill Partners drilling units charged to Seadrill Partners for the six months ended June 30, 2017 were $5 million (six months ended June 30, 2016: $9 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(e) Rig operating costs charged by Seadrill Partners

Seadrill Partners has charged to Seadrill, through its Nigerian service company, certain services, including the provision of onshore and offshore personnel, which was provided for the West Jupiter and West Saturn drilling rigs operating in Nigeria. The total rig operating expenses incurred for the six months ended June 30, 2017 were $2 million (six months ended June 30, 2016: $5 million).

(f) Bareboat charter arrangements

In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of Seadrill Partners, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations S.A.R.L., the owner of the West Aquarius and a wholly-owned subsidiary of Seadrill Partners, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations S.A.R.L. and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. The net effect to Seadrill of the bareboat charters for the six months ended June 30, 2017 was net revenue of $3 million (six months ended June 30, 2016: net revenue of $9 million). The contract was terminated effective April 19, 2017 on completion of the rig’s contract with Hibernia Management.

Until December 31, 2016 Seadrill had a further bareboat charter agreement with Seadrill T-15 Ltd and Seadrill International Ltd, both wholly owned subsidiaries of Seadrill Partners. Under this agreement, the difference in the charter hire rate between the two charters was retained by Seadrill. Similarly, until December 31, 2016 Seadrill also had a bareboat charter agreement with Seadrill T-16 Ltd and Seadrill International Ltd, where it would also receive the difference in the charter hire rate between the two charters. All of these agreements were terminated effective December 31, 2016.

(g) Interest expenses

The total interest income charged to Seadrill Partners for the related party loan arrangements outlined below, including commitment fees and other fees, for the six months ended June 30, 2017 was $5 million (six months ended June 30, 2016: $7 million).

(h) Derivative interest rate swap agreements

The Company has interest rate swap agreements with Seadrill Partners on a back to back basis with certain of its own interest rate swap agreements. The total net derivative gains and losses charged to Seadrill Partners for the six months ended June 30, 2017 was a gain of $1 million (six months ended June 30, 2016: gain of $11 million).

(i) Rig financing agreements

Total amounts owed under the rig financing agreements as at June 30, 2017, relating to the T-15 and T-16, totaled $109 million (December 31, 2016: $119 million). Under the terms of the secured credit facility agreements for the T-15 and T-16, certain subsidiaries of the Company and Seadrill Partners are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to such agreements. These obligations extend to amounts payable by any borrower under the relevant agreement. The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities which do not relate to the T-15 and T-16.

On August 17, 2017 an amendment was made to the facility to remove Seadrill as a guarantor under the portion of this facility that relates to the T-15 and T-16. This portion is now only secured secured by Seadrill Partners assets without recourse to Seadrill or its assets.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

West Vencedor loan agreement - The West Vencedor loan agreement between the Company and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the loan agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor loan agreement bears a margin of 2.3%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. As at June 30, 2017 the total net book value of the West Vencedor pledged as security by Seadrill Partners was $167 million. The outstanding balance under the West Vencedor loan agreement due to the Company was $33 million as at June 30, 2017 (December 31, 2016: $41 million).

(j) $110 million Vendor financing loan

In May, 2013, Seadrill Partners borrowed from the Company $110 million as vendor financing to fund the acquisition of the T-15. The loan had an interest rate of LIBOR plus a margin of 5.0%. The loan matured in May 2016 and was repaid in full.

(k) Deferred consideration receivable

On the disposal of the West Vela to Seadrill Partners in November 2014, the Company recognized deferred consideration receivable. On the disposal of the West Polaris to Seadrill Partners in June 2015, the Company is entitled to a deferred contingent consideration based on the contract of the West Polaris. The total outstanding balance in relation to these receivables as at June 30, 2017 was $55 million (December 31, 2016: $61 million). Refer to Note 4 - Contingent consideration for more information.

(l) Receivables and Payables

Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

West Sirius bareboat charter financing loan

In December 2015, an operating subsidiary of Seadrill Partners borrowed from a subsidiary of the Company $143 million in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. The loan bears interest at a rate of LIBOR plus a margin of 0.6% and matures in July 2017. The loan was fully repaid in the period ended June 30, 2017 (December 31, 2016: $39 million). In December, 2015, the Company borrowed $143 million from a rig owning subsidiary of Seadrill Partners in order to restore its liquidity with respect to the West Sirius bareboat charter financing loan referred to above. The loan bears interest at a rate of LIBOR plus a margin of 0.6% and matures in July 2017. The loan was fully repaid in the period to June 30, 2017 (December 31, 2016: $39 million). These transactions were classified within current and long-term portions of “Amount due from related party”, “Related party payable” and “Long-term related party payable”.

Guarantees

Seadrill provides certain guarantees on behalf of Seadrill Partners:

•	Guarantees in favor of customers, which guarantee the performance of the Seadrill Partners drilling units, totaled $510 million as at June 30, 2017 (December 31, 2016: $185 million);

•	Guarantees in favor of banks provided on behalf of Seadrill Partners totaled $583 million as at June 30, 2017 and correspond to the outstanding credit facilities relating to the West Polaris and West Vela (December 31, 2016: $621 million); and

•	Guarantees in favor of suppliers provided on behalf of Seadrill Partners, relating to customs guarantees totaled nil as at June 30, 2017 (December 31, 2016: $0.4 million).

West Vela facility

Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement. These obligations extend to amounts payable by any borrower under the facility. Seadrill has provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Vela.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On August 17, 2017 an amendment was made to the facility to remove Seadrill as a guarantor under the portion of this facility that relates to the West Vela. This portion is now only secured secured by Seadrill Partners assets without recourse to Seadrill or its assets.

West Polaris facility

In June 2015, the Company completed the sale of the entities that own and operate the West Polaris to Seadrill Partners. One of the entities sold was the sole borrower under $420 million senior secured credit facility. See Note 4 - Contingent consideration for further details.

On August 17, 2017 an amendment was made to the facility to remove Seadrill as a guarantor under this agreement. The facility is secured now only secured by Seadrill Partners assets without recourse to Seadrill or its assets.

Archer transactions

Archer restructuring

During the first half of 2017 Archer completed a series of restructuring transactions which resulted in changes to the Company’s involvement in the financial support provided to Archer and also the proportion of Archer shares held by the Company. The effects of this restructuring are summarized below and set out in more detail in the following sections.

At March 31, 2017, the Company provided financial support to Archer, a related party in the form of $278 million in financial guarantees for the benefit of its lenders and $149 million in subordinated loans including accrued interest and fees.

On April 25, 2017, the Company agreed with Archer to convert the total outstanding subordinated loans, fees and interest provided to Archer, carrying value of $37 million, into a $45 million subordinated convertible loan.

During the quarter ended June 30, 2017 the Company also signed and closed an agreement with Archer and its lenders to extinguish $278 million in financial guarantees provided by us in exchange for cash payment of $28 million. A contingent liability of $28 million was recognized as at December 31, 2016 in to reflect this expected cash settlement of guarantees.

Following Archer’s $100 million private placement on February 28, 2017, the Company’s shareholding was diluted from 39.72% to 16.23%. After a subsequent share placement by Archer on 26 April 2017, the Company’s shareholding was further diluted to 15.69%. At this date the Company’s investment in Archer was derecognized as an equity accounted investment and recognized as an available-for-sale security. For further information, please refer to Note 7 “Marketable securities”.

Loans

On March 6, 2015, the Company purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer, a related party. The aggregate consideration paid for the loan by the Company to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan. The loan bears interest at 7.5% per annum and has a commitment fee of 1% on any undrawn amount. As at the date of the purchase by the Company there was no undrawn amount. Interest and any commitment fee is due upon maturity of the loan on June 30, 2018.

In the year ended December 31, 2015, the Company’s $50 million subordinated loan to Archer was written down to $nil due to the Company’s share of net losses of Archer reducing the investment balance. The Company’s accounting policy, once its investment in the common stock of an investee has reached $nil, is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. The Company’s share of equity method losses or gains is determined based on the change in the Company’s claim on net assets of the investee. Archer’s net losses and other comprehensive income were therefore applied to the Company’s loan to Archer at its invested ownership of 39.72%.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On May 27, 2016, the Company granted a $75 million subordinated loan to Archer. The loan bears interest at a rate of 10.0% per annum and was due to be repaid together with the interest on June 30, 2018.

During 2016, and the first quarter of 2017, the $75 million loan was written down by $58 million due to the offset of the Company’s share of net losses of Archer. The Company’s accounting policy once it’s investment in the common stock of an investee has reached $nil is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. The Company’s share and equity method losses or gains is determined based on the change in the Company’s claim on net assets of the investee. Archer’s net losses and other comprehensive income were therefore applied to the Company’s loan to Archer at its invested ownership of 39.72% for 2016 and an average position of 31.89% for the first quarter of 2017.

On April 25, 2017, the Company agreed with Archer to convert the total outstanding subordinated loans, fees and interest provided to Archer, carrying value of $37 million, into a $45 million subordinated convertible loan. The subordinated convertible loan will bear interest of 5.5%, matures in December 2021 and has an option to convert into equity of Archer Limited in 2021 based on a strike price of $2.083 per share. The strike price is approximately 75% above the subscription price in Archer’s private placement on February 28, 2017. As the new instrument is a convertible debt instrument, the instrument is bifurcated and subsequently recognized at fair value. For further information on the convertible option embedded derivative, please see Note 14 “Risk management and financial instruments”.

Total interest income for the six months ended June 30, 2017 for the above loans was $3 million (six months ended June 30, 2016: $2 million).

Guarantees

On March 7, 2013, the Company provided a guarantee to Archer on its payment obligations on certain financing arrangements. The maximum liability to the Company was limited to $100 million. The guarantee fee was 1.25% per annum. On July 31, 2014, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer’s divestiture of a division, to support Archer’s existing bank facilities. During 2014, the guarantees above were increased to a total of $250 million. During the quarter ended June 30, 2017 the guarantees were settled for $25 million reducing the guarantee balance to nil (December 31, 2016: $250 million).

On December 31, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of EUR 48.4 million to support Archer’s credit facilities. The guarantee fee is 1.25% per annum. The guarantee was settled for $2.5 million in the period to June 30, 2017, reducing the guarantee balance to nil (December 31, 2016: $25 million).

On July 14, 2014, we provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of maximum of $20 million to support Archer’s credit facilities. The guarantee fee is 1.25% per annum. The guarantee was settled for $0.3 million at June 30, 2017, reducing the guarantee balance to nil (December 31, 2016: $3 million).

We provide Archer Well Services, a wholly owned subsidiary of Archer, with a performance guarantee of a maximum of NOK 66 million to support Archer’s operations in Norway with a customer. The guarantee outstanding as at June 30, 2017 was $8 million (December 31, 2016: $8 million).

On February 5, 2014, the Company provided Archer with a guarantee to support Archer’s leasing obligations of a warehouse for a period of 10 years. The guarantee outstanding as at June 30, 2017 is GBP 8 million or $10 million (December 31, 2016: $10 million).

These guarantee fees are included in “Other financial items” in our consolidated statement of operations. The guarantee fees charged were nil for the six months ended June 30, 2017 (six months ended June 30, 2016: $2.2 million).

The total interest and guarantees fees receivable from Archer as at June 30, 2017 was nil (December 31, 2016: $16 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Operating activities

Archer provides certain technical vessel and rig services for the Company, and charged the Company fees of $0.1 million for the three and $0.2 million for the six months ended June 30, 2017 (three months and six months ended June 30, 2016: $0.2 million and $0.8 million respectively). These amounts are included in vessel and rig operating expenses.

SeaMex Limited transactions

As at March 10, 2015, the date of deconsolidation, SeaMex Limited is considered to be a related party and not a controlled subsidiary of the Company. The following is a summary of the related party agreements/transactions with SeaMex.

Management and administrative service agreements

In connection with the joint venture agreement, SeaMex, entered into a management support agreement with Seadrill Management Ltd, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management Ltd provides SeaMex certain management and administrative services. The services provided by Seadrill Management Ltd are charged at cost plus management fee of 8%. The agreement can be terminated by providing 60 days written notice. Income recognized under the management and administrative agreements for the six months ended June 30, 2017 was $5 million (six months ended June 30, 2016: $4 million).

It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex and provides support services to the rigs acquired by the joint venture, will continue to provide management services to Seadrill in respect of managing the rigs West Pegasus and West Freedom and charge a fee of 5% plus costs incurred in connection with managing the rigs on its behalf. Seadrill Jack Up Operations De Mexico has charged the Company fees, under the above agreements of $3 million for the six months ended June 30, 2017 (six months ended June 30, 2016: $3 million). These amounts are included in general and administrative expenses within the consolidated statement of operations.

Loans

$250 million Seller’s credit - In March 2015, the Company provided Seamex with a $250 million loan as part of the settlement of the sale of assets to SeaMex. The loan is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20 million. Both facilities bear interest at a rate of LIBOR plus a margin of 6.50% and mature in December 2019. Interest on the loan is payable quarterly in arrears. The loan facility is subordinated to SeaMex’s external debt facility. The outstanding balance as at June 30, 2017 was $250 million (December 31, 2016: $250 million).

$45 million loan facility - In November 2016 the Company agreed a $45 million loan with Seamex to fund short term working capital requirements. The loan facility is subordinated to SeaMex’s external debt facility. The facility bears interest at a rate of LIBOR plus a margin of 6.5% payable quarterly in arrears.

Interest income accrued for the six months ended June 30, 2017 in respect of the loans above was $17 million (six months ended June 30, 2016: $9 million).

Receivables and Payables

Receivables and payables with SeaMex joint venture are comprised of short-term funding, management fees, advisory and administrative services, and other items including accrued interest. Receivables and payables are generally settled quarterly in arrears in the ordinary course of business.

Receivables/(payables) with SeaMex joint venture as at June 30, 2017 consisted of the following:

(In $ millions)	As at June 30, 2017	As at December 31, 2016
Seller’s credit	250	250
$45 million loan facility	45	45
Interest on long-term funding and seller’s credit	38	22
Other receivables	32	31
Other payables	(2)	(2)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Performance Guarantees

In addition, Seadrill has also provided performance guarantees for the SeaMex drilling units, up to a total of $30 million as at June 30, 2017 (December 31, 2016: $30 million).

Seabras Sapura transactions

Seabras Sapura Participações S.A. and Seabras Sapura Holding GmbH, along with their wholly owned subsidiaries, are together referred to as Seabras Sapura. Seabras Sapura are joint ventures that construct, own and operate pipe-laying service vessels in Brazil and are owned 50% by the Company and 50% by TL Offshore, a subsidiary of SapuraKencana.

Loans

In May 2014, the Company provided a loan to Sapura Navegaceo Martima S.A. of $11 million, which was novated to Seabras Sapura Participações S.A. on December 30, 2015. The loan bears an interest rate of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017 and then to May 31, 2017. During the quarter ended June 30, 2017, the loan agreement was amended and the debt is now repayable on demand. The outstanding balance as at June 30, 2017 was $11 million (December 31, 2016: $11 million).

In May 2014, the Company provided a loan to Sapura Navegaceo Martima S.A. of $3 million ($4 million). The loan bears an interest rate of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016, however the loan was repaid in full in January 2016. The outstanding balance as at June 30, 2017 was nil (December 31, 2016: nil).

In January 2015, the Company provided a loan to Sapura Nacegacao Martima S.A. of $18 million, which was novated to Seabras Sapura Participações S.A. on December 30, 2015. The loan bears an interest rate of 3.4% and was initially repayable by February 16, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017 and then to May 31, 2017. During the quarter ended June 30, 2017, the loan agreement was amended and the debt is now repayable on demand. The outstanding balance as at June 30, 2017 was $18 million (December 31, 2016: $18 million).

In April 2015, the Company provided a loan to Sapura Onix GmbH of $14 million in connection with delivery of the Seabras Onix pipe-laying vessel. The outstanding balance as at June 30, 2017 was $14 million (December 31, 2016: $14 million). The loan bears an interest rate of LIBOR plus 3.99% and is repayable on demand, subject to certain restrictions under the agreement.

In December 30, 2015, the Company provided a loan to Seabras Sapura Participações S.A. of $3 million relating to the payments for equipment. The outstanding balance as at June 30, 2017 was $3 million (December 31, 2016: $3 million). The loan bears an interest rate of 4.4% on overdue balances, and was due to be repaid on February 28, 2017. This facility is now repayable on demand.

In June 2016, the Company provided a subordinated loan to Seabras Rubi GmbH of $14 million in connection with delivery of the Seabras Rubi pipe-laying vessel. The loan bears an interest rate of 3.99% plus LIBOR and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at June 30, 2017 was $14 million (December 31, 2016: $14 million).

In October 2016, the Company provided a subordinated loan to Seabras Jade GmbH of $11.7 million in relation to the funding retention account in the joint venture for the Sapura Jade vessel. The loan bears an interest rate of 3.99% plus LIBOR and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at June 30, 2017 was $11.7 million (December 31, 2016: $11.7 million).

In December 2016, the Company provided a subordinated loan to Seabras Onix GmbH, $6 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 3.99% plus LIBOR and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at June 30, 2017 was $6 million (December 31, 2016: $6 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In December 2016, the Company provided a subordinated loan to Seabras Diamante GmbH, $7 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 4.5% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at June 30, 2017 was $7 million (December 31, 2016: $7 million).

In December 2016, the Company provided a subordinated loan to Seabras Topazio GmbH, $7 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 4.5% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at June 30, 2017 was $7 million (December 31, 2016: $7 million).

In December 2014 Seadrill UK Ltd, a wholly owned subsidiary of the Company, provided a $2 million loan to Seabras Sapura PLSV Holdings GmbH. The outstanding balance as at June 30, 2017 was $0.7 million (December 31, 2016: $0.7 million).

The total net interest income of the above loans relating to Seabras Sapura for six months ended June 30, 2017 was $2 million (six months ended June 30, 2016: $0.8 million). The total accrued interest as at June 30, 2017 was $6 million (December 31, 2016: $4 million).

Financial guarantees

PLSV I - In December 2013 certain subsidiaries of Seabras Sapura Holding GmbH entered into a $543 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Diamante, and Sapura Topazio pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, the Company provides a sponsor guarantee, on a 50:50 basis with the joint venture partner, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover periods including (a) between delivery of the vessel from the shipyard and customer acceptance and (b) between expiry of the pipe-laying support vessels charter contracts and contract renewal. The total amount guaranteed as at June 30, 2017 was $202 million (December 31, 2016: $218 million).

PLSV II - In April 2015 certain subsidiaries of Seabras Sapura Holding GmbH entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, the Company provides a sponsor guarantee, on a 50:50 basis with the joint venture partner, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover periods including (a) between delivery of the vessel from the shipyard and customer acceptance and (b) between expiry of the pipe-laying support vessels charter contracts and contract renewal. The amount guaranteed as at June 30, 2017 was $346 million (December 31, 2016: $367 million).

In addition, Seadrill provided bank guarantees in relation to the above credit facilities to cover six months of debt service costs and three months of operating expenses under retention accounts. These guarantees were released in the period following Seadrill providing loans as described above. The total amount guaranteed as at June 30, 2017 was nil (December 31, 2016: nil).

Sapura Esmeralda - In November 2012 a subsidiary of Seabras Sapura Participações S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013 an additional facility of $36 million was entered into, with a maturity in 2020. As a condition to the lenders making the loan available the borrower, a wholly owned subsidiary of the Company provided a sponsor guarantee, on a joint and several basis with the joint venture partner, in respect of the obligations of the borrower. The total amount guaranteed by the subsidiaries of the joint venture partners as at June 30, 2017 was $193 million (December 31, 2016: $202 million).

The Sapura Esmeralda, operates under a temporary Brazilian flag which expires on July 28, 2018. Seabras Sapura is currently in the process of applying for a registration with Brazilian authorities which will either entitle the vessel to permanently fly the Brazilian flag or extend the expiry of the temporary flag. There is a risk that either no permanent right to fly the Brazilian flag will be obtained, or that the temporary flag will either be revoked or not be renewed. If this were to happen, it is likely to affect the operations of the Sapura Esmeralda, which could in turn affect its commercial agreements and related financing.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As at the consolidated balance sheet date, we have not recognized a liability as we do not consider it is probable that the guarantees will be called.

Operating activities

A subsidiary of Seabras Sapura sublets warehouse and office space to subsidiaries of the Company in Brazil. The amount charged for the six months ended June 30, 2017 was $1 million (six months ended June 30, 2016: $1 million). These amounts are included in vessel and rig operating expenses in the consolidated statement of operations.

Other trading balances with Seabras Sapura, including interest receivable, totaled a receivable of $8 million as at June 30, 2017 (December 31, 2016: $9 million).

Related parties to Hemen Holding Ltd (“Hemen”)

The Company transacts business with the following related parties, being companies in which our principal shareholder, Hemen, has a significant interest:

•	Ship Finance International Limited (“Ship Finance”);

•	Metrogas Holdings Inc. (“Metrogas”);

•	Frontline Management (Bermuda) Limited (“Frontline”); and

•	Seatankers Management Norway AS (“Seatankers”).

Ship Finance transactions

We have entered into a number of sale and leaseback contracts for several drilling units with Ship Finance, a company in which our principal shareholders Hemen and companies associated with Hemen have a significant interest. The shares of Hemen are held by trusts established by the Company’s President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our consolidated financial statements. Refer to Note 15 “Variable Interest Entities” for further details. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

During the three and six month periods ended June 30, 2017 and 2016, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

	Six Months Ended June 30,
	2017	2016
West Hercules	28	29
West Taurus	25	25
West Linus	41	42

Total	94	96

These lease costs are eliminated on consolidation.

The VIEs had net loans due to Ship Finance amounting to $314 million (December 31, 2016: $330 million) and gross loans of $314 million (December 31, 2016: $415 million) as at June 30, 2017. There is a right of offset of trading balance assets against the loans, the net position is disclosed within “Long-term debt due to related parties” on the consolidated balance sheet. As at June 30, 2017 the trading position was a net liability position of $9 million which is disclosed within “Short -term amounts due to related parties” on the balance sheet. The loans bear interest at a fixed rate of 4.5% per annum, and mature between 2023 and 2029. The total interest expense incurred for the six months ended June 30, 2017 was $9 million (six months ended June 30, 2016: $9 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Due to the right of offset, when the VIE trading balance is in an asset position this will be disclosed net against the loan within “Long-term debt due to related parties” on the consolidated balance sheet. Due to the trading position being a liability

Frontline transactions

Frontline provides certain management support and administrative services for the Company, and charged the Company fees of $1.5 million for the six months ended June 30, 2017 (six months ended June 30, 2016: $0.4 million).

Seatankers Management transactions

The Company and its subsidiaries receive services from Seatankers Management Norway AS, an affiliate of Hemen. The fee was $0.7 million and $0.4 million for the six months ended June 30, 2017 and 2016, respectively.

Note 17 – Commitments and contingencies

Purchase Commitments

At June 30, 2017, we had thirteen contractual commitments under newbuilding contracts. The contracts are for the construction of one semi-submersible rig, four drillships and, eight jack-up rigs. The units are contracted to be delivered between the first quarter of 2017 and 2019. As at June 30, 2017 we have paid $981 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $3,997 million. These amounts include contract variation orders, spares, accrued interest expense, construction supervision and operation preparation.

The table below shows the maturity schedule for the newbuilding contractual commitments, which reflects all recent deferral agreements with DSME, Samsung, Cosco and Dalian, and assumes we exercise the remaining deferral options for the Sevan Developer with Cosco. The commitments shown include yard installments, variation orders, estimated operations preparation costs and estimated deferral costs.

(In $ millions)	As at June 30,
2017	1,614
2018	1,366
2019	517
2020	500

Total purchase commitments	3,997

Sevan Developer

In October 2014, Sevan entered an agreement with Cosco to defer the delivery date of the Sevan Developer for twelve months with four subsequent options to extend the date for further periods of six months, until October 2017. Refund guarantees have been provided for the full deferral period. Sevan has the option to cancel the construction contract on each of the deferred delivery dates. Cosco will, in such case, refund the remaining installments paid under the construction contract. Cosco provided Sevan security through bank refund guarantees, effective for the 36 month potential deferral period beginning in October 2014.

Sevan and Cosco have exercised the first, second and third options in October 2015, April 2016 and October 2016 respectively. As a result of these options Cosco has refunded three installments of $26.3 million each, and the delivery date was extended to April 15, 2017.

On April 27, 2017, the final delivery deferral agreement for the Sevan Developer was deferred to May 31, 2017 to finalize negotiations. During July 2017 Cosco and Sevan amended the delivery deferral period to June 30, 2020, effective upon receipt of the partial refund of the yard installment, plus interest, of $25.3 million. This was received on July 3, 2017. The Sevan Developer will remain in China at the Cosco Shipyard and the Company will continue marketing the rig for an acceptable drilling contract where financing can be obtained to allow delivery.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our consolidated financial statements as at June 30, 2017.

Class action

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in U.S. Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends. In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds. In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds. On March 24, 2015, the court consolidated these complaints into a single action. On June 23, 2015 the court appointed colead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended complaint by July 23, 2015.

The amended complaint was filed on July 23, 2015 alleging, among other things, that Seadrill, North Atlantic Drilling Ltd and certain of their executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction.

The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and the defendants’ Reply Brief was served on December 4, 2015.

On June 21, 2016 the court issued an order granting the defendants’ Motion to Dismiss. On July 15, 2016 the Court entered a judgment dismissing the Complaint with prejudice. The thirty days’ appeal period has expired without appeal and the matter is therefore closed.

SEC enquiry

In addition, the Company has received voluntary requests for information from the U.S. Securities and Exchange Commission concerning, among other things, statements in connection with its payment of dividends, inclusion of contracts in the Company’s backlog, and its contracts with Rosneft.

Sevan Drilling

Sevan Drilling is a majority-owned subsidiary of the Company. On June 29, 2015, Sevan Drilling disclosed that it had initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group. On October 16, 2015, Sevan Drilling further disclosed that Sevan Drilling ASA, previously the parent company of Sevan Drilling, had been accused of breaches of Sections 276a and 276b of the Norwegian Criminal Code in respect of payments made in connection with the performance during 2012 to 2015 of drilling contracts originally awarded by Petrobras to Sevan Marine ASA in the period between 2005–2008. For further details please see the Sevan Drilling Annual Report and Financial Statements for the Year Ended December 31, 2016, and subsequent quarterly financial statements as they become publicly available. We cannot predict whether any other governmental authority will seek to investigate this matter, or if a proceeding were to be opened, the scope or ultimate outcome of any such investigation and as a result no loss contingency has been recognized in Seadrill’s Consolidated Financial Statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Patent infringement

In January 2015, a subsidiary of Transocean Ltd. filed suit against certain of our subsidiaries for patent infringement. The suit alleges that one of our drilling rigs that operate in the U.S. Gulf of Mexico violated Transocean patents relating to dual-activity drilling. In the same year, the Company challenged the validity of the patents via the Inter Partes Review process within the U.S. Patent and Trademark Office (“USPTO”) which ultimately stayed the litigation. The IPR board held in March 2017 that the patents were valid although we have appealed the determination of the USPTO. Despite this finding, the Company does not believe that its rig infringes the Transocean patents, which have now expired, and, pending the USPTO decision, it will continue to defend itself vigorously against this suit. The Company does not believe that the ultimate liability, if any, resulting from this litigation will have a material effect on its financial position. The Company has not previously recognized any related loss contingency in its Consolidated Financial Statements as of June 30, 2017 and December 31, 2016 as it does not believe the loss to be probable.

Note 18 - Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:

	Six Months Ended June 30,
(In $ millions)	2017	2016
Non-cash investing activities
Sale of rigs and equipment (1)	74	—

Non-cash financing activities
Repayment relating to SapuraKencana financing agreements (2)	—	(160)
Proceeds from long-term loans (3)	—	150
Long term loans netted-down with related party balances (3)	—	(150)
Conversion of bonds into shares, decrease in long term debt (4)	—	(105)
Conversion of bonds into shares, increase in equity (4)	—	58
Repayment of debt following sale of rigs and equipment (1)	(74)	—
Dividend to non-controlling interests in VIEs (5)	(14)	(97)

(1)	During the period ended June 30, 2017, Seadrill completed its sale of the West Triton and West Resolute to Shelf Drilling, receiving cash consideration of $76 million. This comprised sales value of $150 million, offset by $74 million of principal debt repayments on the $400 million and $450 million (2015) facilities paid on behalf of Seadrill by Shelf Drilling.
(2)	During the period ended June 30, 2016, the Company settled financing agreements relating to shares in SapuraKencana using cash balances already classified as restricted.
(3)	During the period ended June 30, 2016 certain consolidated VIEs of the company withdrew bank loans and made loans to a related party Ship Finance International. These balances are presented net in the consolidated statement of cash flows. Refer to Note 16 “Related party transactions” for more details.
(4)	During the period ended June 30, 2016, as a result of two share-for-debt exchanges, the Company converted $105 million of bonds into 15,684,340 shares.
(5)	During the period ended June 30, 2017 the Ship Finance VIEs that we consolidate declared dividends payable totaling $14 million to Ship Finance. Refer to Note 15 “Variable Interest Entities” for more details.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Assets held for sale

West Rigel

On December 2, 2015, NADL signed an amendment with Jurong Shipyard (“Jurong”) for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel (the “Unit”). The deferral period originally lasted until June 2, 2016, however this was subsequently extended to July 6, 2017. On July 7, 2017 the deferral period was extended until January 6, 2018.

Following completion of the deferral period, the Company and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the Unit, to be owned 23% by the NADL and 77% by Jurong, in the event no employment is secured for the Unit and no alternative transaction is completed. Until the end of the deferral period, NADL will continue to market the unit for an acceptable drilling contract, and the Unit will remain at the Jurong Shipyard in Singapore. NADL and Jurong are also considering other commercial opportunities for the Unit during this period. However, based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the Joint Asset Holding Company and continue to be marketed for an acceptable contract.

As a result of the agreements, the Company classified the Unit as an “Asset held for Sale” in its consolidated balance sheet. This resulted in an impairment loss on disposal of $82 million being the difference between the net book value of the Unit of $210 million, compared to the expected recoverable value of the Company’s investment in the Joint Asset Holding Company of $128 million. The impairment loss was recognized in “Loss on disposal” in the consolidated statement of operations for the year ended December 31, 2015.

West Mischief

On April 29, 2017 Seadrill reached agreement with Shelf Drilling to sell the West Triton, West Resolute and West Mischief for total consideration of $225 million. The West Triton and West Resolute were delivered in the three months ended June 30, 2017, whilst the West Mischief is expected to be delivered in the third quarter 2017. As a result the West Mischief is classified as an “Asset held for Sale” at fair value, less costs, of $74 million for the period ended June 30, 2017.

(In millions of US$)	Six Months Ended June 30, 2017	Year ended December 31, 2016
Opening balance at the beginning of the period	128	128
West Mischief, classified as held for sale	145
Loss on disposal	(71)	—

Non current assets held for sale	202	128

Note 20 – Subsequent Events

Amendments to Secured Credit Facilities

On July 26, 2017 Seadrill announced that it had extended the maturity date of its $400 million credit facility from August 31, 2017 until September 14, 2017. It also received the support of lenders to extend the maturity date of the $450 million credit facility from August 15, 2017 to September 14, 2017.

On August 15, 2017 Seadrill announced that it had extended the maturity date of its $450 million credit facility from August 15, 2017 to September 14, 2017.

Interim funding to NADL amendment

On July 31, 2017 Seadrill announced that it had amended the revolving credit facility provided to North Atlantic Drilling Ltd., a majority owned subsidiary, to mature on September 12, 2017. The facility was originally entered into on January 31, 2017 for $25 million maturing on March 31, 2017.

Amendments to certain credit facilities to insulate Seadrill Partners from Seadrill Limited’s restructuring

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On August 17, 2017 Seadrill announced that it had completed amendments to three secured credit facilities that relate to rigs purchased by Seadrill Partners from Seadrill that will insulate Seadrill Partners from events of default related to the Company’s likely use of chapter 11 proceedings to implement its restructuring plan.

The amendments to the three facilities remove Seadrill Partners and its consolidated entities as a borrower or guarantor and separate the facilities such that each resulting Seadrill Limited facility is secured only by Seadrill Limited’s assets without recourse to Seadrill Partners or its assets.

The Company’s business operations remain unaffected by these restructuring efforts and the Company expects to continue to meet its ongoing customer and business counterparty obligations.